                                                      Pursuant to Rule 424(b)(4)
                                                      File No. 333-62181

                   SUBJECT TO COMPLETION, DATED APRIL 2, 1999
           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED AUGUST 27, 1998

                     [LOGO]

                              $400,000,000
                       UNION PACIFIC RESOURCES GROUP INC.

                 $200,000,000       % Notes Due April 15, 2009
               $200,000,000       % Debentures Due April 15, 2029

                               ------------------

The Notes and the Debentures are collectively referred to herein as the "Securities." We will pay interest on the Securities on April 15 and
    October 15, commencing on October 15, 1999. We may redeem    the
       Securities prior to maturity. There will not be a sinking fund for the Securities.

                                                                            UNDERWRITING
                                                            PRICE TO        DISCOUNTS AND      PROCEEDS TO
                                                           PUBLIC(1)         COMMISSIONS         UPRG(1)
                                                          ------------      -------------      ------------
Per Note...............................................               %                  %                 %
Per Debenture..........................................               %                  %                 %
Total..................................................   $                 $                  $

(1) Plus accrued interest, if any, from April   , 1999.

     Delivery of the Securities, in book-entry form only, will be made through
The Depository Trust Company on or about April   , 1999, against payment in
immediately available funds.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
               CHASE SECURITIES INC.
                             SALOMON SMITH BARNEY
                                           NATIONSBANC MONTGOMERY SECURITIES LLC

ABN AMRO INCORPORATED
                         DEUTSCHE BANK SECURITIES
                                                   RBC DOMINION SECURITIES
                                                            CORPORATION
                                                         WARBURG DILLON READ LLC
                  Prospectus Supplement dated April   , 1999.


This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                               ------------------

                               TABLE OF CONTENTS

             PROSPECTUS SUPPLEMENT
                                                  PAGE
                                                  ----

CERTAIN DEFINED TERMS..........................    S-2
INCORPORATION OF CERTAIN DOCUMENTS
  BY REFERENCE.................................    S-3
BACKGROUND.....................................    S-3
THE COMPANY....................................    S-3
RECENT DEVELOPMENTS............................    S-6
USE OF PROCEEDS................................    S-8
RATIO OF EARNINGS TO FIXED CHARGES.............    S-9
CAPITALIZATION.................................   S-10
SUMMARY HISTORICAL OPERATING DATA..............   S-11
SUMMARY HISTORICAL RESERVE DATA................   S-12
SELECTED HISTORICAL AND PRO FORMA FINANCIAL
  INFORMATION..................................   S-14
DESCRIPTION OF THE SECURITIES..................   S-16
CERTAIN UNITED STATES FEDERAL INCOME TAX
  CONSEQUENCES TO NON-U.S. HOLDERS.............   S-18
UNDERWRITING...................................   S-20
NOTICE TO CANADIAN RESIDENTS...................   S-21
LEGAL OPINIONS.................................   S-22
EXPERTS........................................   S-22
FORWARD-LOOKING INFORMATION....................   S-22

                  PROSPECTUS
                                                  PAGE
                                                  ----
AVAILABLE INFORMATION..........................      3
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE....................................      3
THE COMPANY....................................      4
UNION PACIFIC RESOURCES INC....................      5
UPR CAPITAL COMPANY............................      5
THE UPRG TRUSTS................................      6
USE OF PROCEEDS................................      6
DESCRIPTION OF DEBT SECURITIES AND COMPANY
  GUARANTEES...................................      7
DESCRIPTION OF PREFERRED STOCK.................     15
DESCRIPTION OF COMMON STOCK....................     16
DESCRIPTION OF WARRANTS........................     16
DESCRIPTION OF STOCK PURCHASE CONTRACTS AND
  STOCK PURCHASE UNITS.........................     17
DESCRIPTION OF TRUST PREFERRED SECURITIES AND
  TRUST GUARANTEES.............................     18
PLAN OF DISTRIBUTION...........................     21
LEGAL OPINIONS.................................     22
EXPERTS........................................     22

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.
                               ------------------

     The address of our principal executive offices is: Union Pacific Resources Group Inc., 777 Main Street, Fort Worth, Texas 76102, and the telephone number of our principal executive offices is (817) 321-6000.
                               ------------------

                             CERTAIN DEFINED TERMS

     Unless otherwise specified herein or the context otherwise requires:

          o References to "dollars," "U.S. dollars," "U.S.$" and "$" are to United States dollars. References to"C$" are to Canadian dollars.

          o References to "n/a" mean "not available."

          o Quantities of natural gas are expressed in terms of thousand cubic feet ("Mcf"), million cubic feet ("MMcf") or billion cubic feet ("Bcf").

          o Oil and natural gas liquids are quantified in terms of barrels ("Bbl"), thousands of barrels ("MBbl") or millions of barrels ("MMBbl").

          o Oil and natural gas liquids are compared to natural gas in terms of thousands of cubic feet of natural gas equivalent ("Mcfe"), millions of cubic feet of natural gas equivalent ("MMcfe"), billions of cubic feet of natural gas equivalent ("Bcfe") or trillions of cubic feet of natural gas equivalent ("Tcfe"). One barrel of oil or natural gas liquids is the energy equivalent of six Mcf of natural gas.

          o Daily oil and gas production is signified by the addition of the letter "d" to the end of the terms defined above.

          o Natural gas volumes may also be expressed in terms of one million British thermal units ("MMBtu"), which is approximately equal to one Mcf.

          o With respect to information relating to working interests in wells or acreage, "net" oil and gas wells or acreage is determined by multiplying gross wells or acreage by the working interest owned therein.

          o Unless otherwise specified, all references to wells and acres are gross.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which we have filed with the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, are incorporated by reference: (i) our Annual Report on Form 10-K for the year ended December 31, 1998 and (ii) our Current Reports on Form 8-K dated January 13, 1999, and January 25, 1999. Our file number with the Commission is 1-13916. See "Incorporation of Certain Documents by Reference" in the Prospectus. You may access the Form 10-K and Forms 8-K electronically through the Commission's web site, "http://www.sec.gov".

                                   BACKGROUND

     We are Union Pacific Resources Group Inc., a Utah corporation. We sometimes refer to ourselves in this document as the "Company". On October 17, 1995, we completed an initial public offering of approximately 17% of our outstanding common stock. Prior to the initial public offering we were a wholly owned subsidiary of Union Pacific Corporation. At the time of the initial public offering, Union Pacific Corporation announced its intention to distribute the remaining 83% of the outstanding common stock to its shareholders as a dividend by means of a tax-free distribution. On October 15, 1996, Union Pacific Corporation consummated the distribution.

                                  THE COMPANY

GENERAL

     We explore for, develop and produce natural gas, natural gas liquids and crude oil in several major producing basins in the United States, Canada, Guatemala, Venezuela and other international areas. We emphasize natural gas in our exploration and production activities. In addition, we engage in the hard minerals business through a nonoperated joint venture and royalty interests in several coal and trona (natural soda ash) mines located on lands within and adjacent to our "Land Grant" holdings in Wyoming. The "Land Grant" consists of land that passes through the states of Colorado and Wyoming and into Utah, which the federal government granted to our predecessor in the mid-1800s. In the Land Grant, we have fee ownership of the mineral rights under approximately 7.9 million acres.

BUSINESS STRATEGY

     We focus on the exploration and development of natural gas and crude oil resources, and make efforts to increase margins by reducing drilling and operating costs. Our long-term strategy is to increase production by expanding our drill site inventory and enhancing well results. We plan to accomplish this by applying economies of scale, our operating experience in our core geographic areas and our expertise in advanced drilling and completion technologies. We keep our drilling inventory high to supply our drilling operations, striving to maintain a three-year inventory of drill sites in our core areas through development of existing properties, exploration, farm-in agreements and acquisitions of properties and companies. However, in the current price environment, we are holding our exploration drilling inventory for the future. We generally maintain a high working interest in our core areas and typically serve as operator. This allows us to control the timing and cost of exploration and development activities and to enhance our ability to apply our expertise to these properties.

EXPLORATION & PRODUCTION

     We recently reorganized our oil & gas operations into four primary business units:

          1. The U.S. Offshore business unit includes our oil and gas activities in the Gulf of Mexico;

          2. The Canada business unit includes our interests in Western Canada and properties of the recently acquired Norcen Energy Resources Limited (the "Norcen Acquisition");

          3. The Latin America business unit is comprised of our operations in Guatemala, Venezuela and other international operations, including Argentina, Australia, Egypt and Brazil; and

          4. The U.S. Onshore business unit consists of our oil and gas activities in Texas, Louisiana, Colorado, Wyoming, Utah and Kansas.

     Natural gas constituted 56% of our total proved reserves of 6.1 Tcfe as of December 31, 1998, and 58% of our sales volumes of 2.5 Bcfed for the year ended December 31, 1998.

                                                                                         TOTAL PROVED
                                                                                         RESERVES           PERCENT
BUSINESS UNIT(A)                                                                          (BCFE)            OF TOTAL
--------------------------------------------------------------------------------------   ------------       --------
U.S. Offshore.........................................................................         358               6%
Canada................................................................................       1,731              28%
Latin America.........................................................................         927              15%
U.S. Onshore..........................................................................       3,108              51%
                                                                                            ------            ----
     Total............................................................................       6,124             100%
                                                                                            ------            ----
                                                                                            ------            ----

------------------

(a) Reflects new business unit structure following the reorganization.

     U.S. OFFSHORE BUSINESS UNIT. The U.S. Offshore business unit manages our oil and gas activities in the Gulf of Mexico, including operations added in the Norcen Acquisition in 1998. During 1997, we drilled a successful deepwater well in Mississippi Canyon Block 755. We have and will continue to delineate the discovery during 1999 with first production anticipated in 2002.

     The unit had production volumes of 182 MMcfed during 1998 which represent a 94% improvement over 1997, with 74% of the production attributable to company-operated properties.

     CANADA BUSINESS UNIT. The Canadian operations principally include properties from the Norcen Acquisition which were combined with our previous interests in western Canada. Operations are centered in the province of Alberta, with additional properties in northeastern British Columbia and southwestern Saskatchewan. Production volume in 1998 was 519 MMcfed.

     The Canada unit provides a balanced commodity mix of 46% crude oil and natural gas liquids and 54% natural gas. Approximately 40% of Canadian oil production is heavy oil and we have working interests in approximately 5,500 gross producing wells, and operate about 4,200 of them.

     LATIN AMERICA BUSINESS UNIT. The Latin America business unit consists of operations in Guatemala, Venezuela, Argentina, Australia and Egypt. Our Guatemalan operations consist of the former Basic Resources International acquired as part of the Norcen Acquisition. The majority of activity in Guatemala is currently in the Xan area, producing heavy to medium quality crude oil. Production volumes were 125 MMcfed in 1998. In Venezuela, our operations consist of the Oritupano-Leona block, the West Guarico farm-in agreement and the Delta Centro exploration block. Production volumes in Venezuela were 100 MMcfed. Other international operations include interests in six fields in Argentina, two non-operated platforms in Australia and an interest in a non-operated property in Egypt.

     U.S. ONSHORE BUSINESS UNIT. The U.S. Onshore business unit consists of operations in the Austin Chalk trend in Texas and Louisiana, East/West Texas, onshore Gulf Coast, and in the western part of the U.S. Austin Chalk production is located primarily in three fields: Giddings, Brookeland and Masters Creek. Since 1988, we have made aggregate capital expenditures of $2.4 billion in the Austin Chalk. 1998 production from the Austin Chalk was 581 MMcfed with 90% of the production attributable to company-operated properties.

     Our two major northeastern Texas producing areas are the Carthage and Oakhill fields. In West Texas, activities are principally in the Ozona field in the Permian Basin area. Production from East/West Texas was 308 MMcfed in 1998. Approximately 90% of the producing wells were company-operated and 84% of the 1998 production was attributable to company-operated properties.

     Our Gulf Coast onshore activities are primarily in the Gulf Coastal plain of Texas and Louisiana. Production from Gulf Coast onshore operations increased 30% in 1998 to 121 MMcfed. Approximately 80% of production volume was attributable to company-operated properties.

     Our oil and gas activities in the western U.S. are in the Land Grant area in Colorado, Wyoming and Utah, and the Hugoton/Panoma field in Kansas. We control approximately 8.9 million developed and undeveloped net acres, principally attributable to the Land Grant. Production volumes from this western region were 500 MMcfed in 1998, with 29% of the production attributable to company-operated properties.

MINERALS OPERATIONS

     Minerals operations contribute significantly to our operating income. We exploit the hard minerals portion of our extensive fee mineral interests in the Land Grant through nonoperated joint venture and royalty arrangements in coal and trona (natural soda ash) mines. In general, we reinvest the cash flow from our hard minerals operations into our oil and gas operations. The following table illustrates that for the year ended December 31, 1998, the minerals operations generated $133.5 million of operating income.

                                                                                               OPERATING INCOME
                                                                                          ---------------------------
                                                                                            YEAR ENDED DECEMBER 31,
                                                                                                     1998
                                                                                          ---------------------------
                                                                                            AMOUNT            PERCENT
                                                                                          -------------       -------
                                                                                             (DOLLARS IN MILLIONS)
Royalties:
  Soda ash(a)..........................................................................      $  31.8             24%
  Coal(b)..............................................................................         15.5             12
                                                                                             -------            ---
     Total royalties...................................................................         47.3             36
                                                                                             -------            ---
Nonoperated joint ventures:
  Soda ash(c)..........................................................................          3.7              3
  Coal(d)..............................................................................         86.0             64
                                                                                             -------            ---
     Total joint ventures..............................................................         89.7             67
Overhead/other.........................................................................         (3.5)            (3)
                                                                                             -------            ---
     Total operating income............................................................      $ 133.5            100%
                                                                                             -------            ---
                                                                                             -------            ---

------------------

(a) Includes properties leased to five soda ash producers, estimated to contain resources sufficient to support over 30 years of production at current production levels.

(b) We lease coal resources to six operating mines. In 1998, 60% of our coal royalties were attributable to a single mine which supplies an adjacent power station that is owned and operated by affiliates of the mine owners.

(c)  Represents a 49% interest in OCI Wyoming LP, a nonoperated joint venture.

(d) Represents our 50% nonoperating interest in Black Butte Coal Company. In 1998, $79.3 million of operating income is attributable to a single coal supply contract, which terminates at the end of 2000.

     Our low sulfur coal deposits compete with other western coals for industrial and utility boiler markets. At current coal pricing and extraction cost levels, however, most of this resource is not economic to extract except for sale to local markets. As a result, there are limited opportunities for new coal mine development in the Land Grant.

     The world's largest deposit of trona, constituting 90% of the world's known trona resources, is located in the Green River Basin in southwestern Wyoming. Approximately 40% of this trona deposit lies within the Land Grant and we therefore own it. Natural soda ash, which is produced by refining trona ore, is used primarily in the production of glass for containers and flat glass, in the paper and water treatment industries and in the manufacture of certain chemicals and detergents. Natural soda ash from Wyoming contributes 32% of the world's soda ash supply with the remainder principally from synthetic processes. In 1998, together with our partner, Oriental Chemical Industries, Inc. ("OCI"), we completed process improvement projects and construction of additional refining capacity at the OCI Wyoming LP soda ash facility. These improvements increased the plant's nameplate capacity to 3.1 million tons per year. The facility is now ranked second in soda ash capacity among domestic producers.

                              RECENT DEVELOPMENTS

RECENT FINANCIAL RESULTS

     Discretionary cash flow, which is computed as the sum of income from continuing operations, depreciation, depletion and amortization, exploration expenses and deferred taxes, was $922.2 million for the year ended December 31, 1998, representing a 17% decrease as compared to the year ended December 31, 1997. On January 25, 1999, we announced a loss of $898.7 million for the year ended December 31, 1998, or $3.63 per share. Producing property volumes averaged approximately 2.5 billion cubic feet of gas equivalent per day, representing a 53% increase as compared to the year ended December 31, 1997. Proved reserves were approximately 6.1 trillion cubic feet of gas equivalent as of December 31, 1998, representing a 49% increase as compared to December 31, 1997.

     A pretax charge of $1.23 billion ($760.1 million after tax) significantly affected our financial results for the year ended December 31, 1998. This charge was required by Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121"). The principal factors contributing to the asset impairment were current and anticipated low hydrocarbon prices--particularly their effect on the value of our heavy oil properties in Canada and Guatemala--and reserve revisions following a comprehensive review of reserves completed in December 1998. Our financial results for the year ended December 31, 1998 also include a pretax charge of $17 million ($11 million after tax) associated with a workforce reduction at our headquarters in Forth Worth, Texas and other domestic locations, a long-term drilling rig commitment and excess office space commitments.

NORCEN ACQUISITION

     In March 1998, we completed the acquisition of Norcen Energy Resources Limited. We paid an aggregate purchase price of approximately $2.6 billion for the outstanding shares of Norcen and assumed approximately $1 billion of its long-term debt obligations. Shortly after the Norcen Acquisition, we combined Norcen with our wholly owned subsidiary, Union Pacific Resources Inc. ("UPRI").

     Norcen was a major Canadian oil and gas exploration and production company with primary operations in western Canada, the Gulf of Mexico, Guatemala and Venezuela. The Norcen Acquisition significantly increased our drill site inventory and expanded our operations beyond our historical domestic focus. Reserve revisions associated with Norcen's properties in Canada and offshore were a principal factor contributing to the impairment of our assets required by FAS 121. These revisions were primarily due to low hydrocarbon prices, comprehensive reserve reviews and disappointing well performance from recent discoveries that were not in production at the time of the Norcen Acquisition.

DELEVERAGING PROGRAM

     GENERAL. On April 20, 1998, we announced that we would proceed with a deleveraging program to reduce outstanding indebtedness following the completion of the Norcen Acquisition. The program included the monetization of our natural gas and natural gas liquids gathering, processing and marketing ("GPM") business and sales of our non-strategic oil and gas producing properties.

     Except for smaller packages in South Louisiana and East Texas, the divestiture program is substantially complete. The proceeds, including
$1.35 billion received at the closing of the sale of the GPM business (as described below) in March, bring pre-tax deleveraging proceeds to a total of approximately $2.1 billion. An after-tax net of roughly $1.7 billion will be applied to debt reduction. We expect to reduce debt further from 1999 operating cash flow to achieve our $2 billion debt reduction objective.

     GPM BUSINESS. On March 31, 1999, we consummated the sale of our GPM business to Duke Energy Field Services, Inc. ("Duke") for a cash purchase price of $1.35 billion. In connection with the sale agreement, we reclassified our GPM business as a discontinued operation for the purposes of preparing our financial statements.

     Pursuant to the terms of the Merger and Purchase Agreement with Duke (the "Agreement"), Duke has asserted environmental claims against us for costs to remediate alleged environmental conditions. These environmental claims are in excess of a $40 million deductible that Duke has assumed for environmental matters.

Under the Agreement, we have the right to contest such claims through arbitration. If it is determined that there are valid environmental claims in excess of the $40 million deductible, then we will be required to make a payment to Duke for such excess amount. We are analyzing Duke's claims and believe that we have substantial defenses to them.

     The sale of our GPM business, which was operated under the name "UPFuels," included assets located in Texas, Wyoming, Utah, Colorado, New Mexico and Louisiana. The sale included interests in 19 natural gas and natural gas liquids processing plants as well as six natural gas liquids fractionation plants, all of which were owned and operated by UPFuels (together with an interest in two additional fractionation plants). In addition, in connection with its purchase of our GPM business, Duke has agreed to market, and UPR is committed to supply for a period of five years, our existing natural gas and natural gas liquids production.

     OIL AND GAS PRODUCING PROPERTIES. On January 22, 1999, we announced that the aggregate sales price from completed sales of non-strategic oil and gas producing properties undertaken as part of our deleveraging program were nearly $700 million. In addition, we announced that we had substantially completed the portion of our deleveraging program that involved sales of producing properties. Only relatively small packages of properties in southern Louisiana and eastern Texas remain to be sold. All of the producing properties sold or identified for sale in the aggregate represent approximately 13% of our total proved reserves as of December 31, 1998 and approximately 6% of the production volumes for 1998. The oil and gas producing properties sold as part of our deleveraging program include:

                                                                                                SALE PRICE
PROPERTY SALE PACKAGE                                                                           (MILLIONS)
---------------------------------------------------------------------------------------------   ----------
DJ Basin.....................................................................................      $ 41
Matagorda Island Blocks......................................................................       158
Rockies Package..............................................................................        46
Eugene Island Blocks.........................................................................         8
Canadian Package.............................................................................       145
Caroline--Swan Hill(a).......................................................................       108
South Texas Package(a).......................................................................       138
Superior Propane.............................................................................        48
                                                                                                   ----
  Total......................................................................................      $692
                                                                                                   ----
                                                                                                   ----

------------------

(a) Sale closed in January 1999.

RECENT DISCOVERIES

     EDWARDS PROJECT. On January 21, 1999, we announced that we expect to begin a new natural gas production, gathering and processing project in a field located in the North Giddings Edwards area of the Austin Chalk in Texas. We expect this project, which includes seven wells, to result in production of approximately 60 million cubic feet of gas per day. These wells produce "sour gas" (containing hydrogen sulfide and carbon dioxide) that is piped to a new "sweetening plant" (where the hydrogen sulfide and carbon dioxide are removed from the gas). The sweetening plant (together with the supporting pipelines) are among the assets that we sold to Duke in connection with the sale of our GPM business. In connection with this sale, we agreed to dedicate all production from certain areas to the "sweetening plant" for ten years.

     DEEP GIDDINGS WELLS. On January 21, 1999, we also announced that five successful wells had been drilled in the Deep Giddings area of the Austin Chalk in Texas during the quarter ended December 31, 1998. The initial gross production from these wells exceeded 140 million cubic feet of gas per day. We own an average working interest in these wells of 45% and as of January 21, 1999 were receiving total net production of nearly 29 million cubic feet of gas per day from these wells.

COST REDUCTION AND CAPITAL BUDGETING

     We have adopted programs designed to reduce the costs of our operations. In the fourth quarter of 1998, we announced plans to reduce the workforce at our Fort Worth headquarters by 14% as well as to reduce the workforces at other domestic locations. In the first quarter of 1999, we announced the reorganization of our exploration and production operations into four primary business units. At the end of the first quarter of 1999, we completed an additional workforce reduction program and a voluntary incentive retirement program. We believe that the cost reduction programs and reductions in force will better align staffing levels with expected capital spending and operating activity levels, provide an improved cost structure and create a more efficient organization in the current economic environment.

     In 1999, we anticipate spending approximately $500 million in capital and exploratory expenditures (as compared to expenditures of approximately
$1.2 billion in 1998, exclusive of expenditures associated with the Norcen Acquisition), with a focus on high-return, quick-payout projects. These expenditures are expected to be funded through cash provided by operations. Approximately 20% of the capital will be directed toward each of the following areas: Canada, the Austin Chalk trend in Texas and Louisiana, other U.S. Onshore, U.S. Offshore and Latin America. As a result of the planned reduction in capital spending, we may not increase production in 1999 from 1998 levels.

PRICE FLUCTUATIONS

     Prices for oil and natural gas declined during 1998 as a result of several factors, including high production levels from members of the Organization of Petroleum Exporting Companies and other countries, generally mild weather conditions, economic weakness in several Asian countries and excessive natural gas storage levels. The price declines were a principal factor contributing to the impairment of our assets required by FAS 121 and the related pretax charge of $1.23 billion ($760.1 million after tax) included in our financial results for the year ended December 31, 1998. The price declines were also an important factor contributing to our plans to reduce the workforce at our headquarters in Forth Worth, Texas and other domestic locations and the related pretax charge of $17 million ($11 million after tax) included in our financial results for the year ended December 31, 1998. If prices for oil and natural gas remain depressed and we determine that the price declines have additional negative long-term implications for the Company, we may be required to recognize significant non-cash charges to earnings in future periods, reduce capital expenditures, adopt new programs designed to reduce the costs of our operations or take other actions that may have an adverse impact on our operations and financial results.

                                USE OF PROCEEDS

     We intend to use the aggregate net proceeds from the sale of the Securities to repay a portion of our outstanding commercial paper and other short term indebtedness. As of March 31, 1999, the weighted average interest rate on all of our outstanding commercial paper borrowings was 5.64% per annum with maturities ranging from 1 to 57 days.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The table below sets forth the ratio of earning to fixed charges for the periods indicated. The ratio of earnings to fixed charges has been computed on a total enterprise basis. Earnings represent income before the cumulative effect of accounting changes less equity in undistributed earnings of unconsolidated affiliates, plus income taxes and fixed charges. Fixed charges represent interest, amortization of debt discount and expense, and the estimated interest portion of rental charges.

                                                                             YEAR ENDED DECEMBER 31,
                                                                       ------------------------------------
                                                                       1994    1995    1996    1997    1998
                                                                       ----    ----    ----    ----    ----
Ratio of Earnings to Fixed Charges(a)...............................   51.0    21.8     8.9     9.4    (4.7)(b)

------------------
(a) Our GPM business has been reclassified as a discontinued operation in connection with its sale to Duke. Accordingly, the results of our GPM business are reported as "Discontinued Operations," and all amounts have been reclassified in connection with the reporting of discontinued operations to conform to the current presentation. The GPM segment results of operations and cash flows have been excluded from the calculation of the Ratio of Earnings to Fixed Charges.

(b) For the year ended December 31, 1998, earnings were insufficient by $1.5 billion to cover our fixed charges.

                                 CAPITALIZATION

     The following table illustrates our short-term indebtedness and capitalization (i) as of December 31, 1998, (ii) as of December 31, 1998, adjusted to give pro forma effect to the completion of the sale of our GPM business to Duke and the closing of the sales of our South Texas Properties and the Caroline Swan-Hill Properties and (iii) as of December 31, 1998, adjusted to give pro forma effect to the completion of the sale of our GPM business to Duke and the closing of the sales of our South Texas Properties and the Caroline Swan-Hill Properties, and further adjusted to give effect to the offering of the Securities.

                                                                                      AS OF DECEMBER 31, 1998
                                                                               --------------------------------------
                                                                                                          PRO FORMA
                                                                               HISTORICAL    PRO FORMA    AS ADJUSTED
                                                                               ----------    ---------    -----------
                                                                                           (IN MILLIONS)
Short-term debt:............................................................    $  853.8     $     1.9     $     1.9
Long-term debt:
  Commercial paper/Bankers acceptances......................................     1,500.0         990.2         590.2(a)
  7 1/2% Debentures due November 1, 2096....................................       150.0         150.0         150.0
  7% Notes due October 15, 2006.............................................       200.0         200.0         200.0
  7 1/2% Debentures due October 15, 2026....................................       200.0         200.0         200.0
  6.8% Debentures due July 2, 2002..........................................       250.0         250.0         250.0
  7.8% Debentures due July 2, 2008..........................................       150.0         150.0         150.0
  7.375% Debentures due May 15, 2006........................................       250.0         250.0         250.0
  6.50% Notes due May 15, 2005..............................................       200.0         200.0         200.0
  6.75% Notes due May 15, 2008..............................................       200.0         200.0         200.0
  7.05% Debentures due May 15, 2018.........................................       200.0         200.0         200.0
  7.15% Debentures due May 15, 2028.........................................       425.0         425.0         425.0
  % Notes due April 15, 2009................................................          --            --         200.0(b)
  % Debentures due April 15, 2029...........................................          --            --         200.0(c)
  Other debt(c).............................................................        19.9          19.9          19.9
                                                                                --------     ---------     ---------
     Total long-term debt...................................................     3,744.9       3,235.1       3,235.1

Shareholders' equity:
  Common stock..............................................................          --            --            --
  Paid-in surplus...........................................................       992.6         992.6         992.6
  Retained earnings.........................................................         9.1         225.9         225.9
  Unearned compensation.....................................................        (6.0)         (6.0)         (6.0)
  Unearned employees stock ownership plan...................................       (95.7)        (95.7)        (95.7)
  Minimum pension liability.................................................        (4.9)         (4.9)         (4.9)
  Deferred foreign exchange adjustment......................................       (84.4)        (84.4)        (84.4)
  Treasury stock............................................................       (82.5)        (82.5)        (82.5)
                                                                                --------     ---------     ---------
     Total shareholders' equity.............................................       728.2         945.0         945.0
                                                                                --------     ---------     ---------
       Total capitalization.................................................     5,326.9     $ 4,182.0     $ 4,182.0

------------------
(a) All of the net proceeds from the sale of the Securities will be used to repay a portion of our outstanding commercial paper and other short term indebtedness.

(b) The aggregate principal amount of the Notes is expected to be $200,000,000.

(c) The aggregate principal amount of the Debentures is expected to be $200,000,000.

(d) This amount represents capital lease obligations and a net premium on previously issued and outstanding debt.

                       SUMMARY HISTORICAL OPERATING DATA

     The following table summarizes the Company's volumes of, and average price realizations for, natural gas, natural gas liquids and crude oil sales, and average production costs per Mcfe, for each of the years ended December 31, 1996, December 31, 1997 and December 31, 1998.

                                                                         YEAR ENDED
                                                                      DECEMBER 31,(A)
                                                              --------------------------------
                                                                1996        1997        1998
                                                              --------    --------    --------
Producing Properties:
  Average daily production:
     Natural gas (MMcfd)...................................      988.9     1,108.5     1,441.1
     Natural gas liquids (MBbld)...........................       30.5        31.7        33.1
     Crude oil (MBbld).....................................       50.6        52.9       137.9
       Total (MMcfed)(b)...................................    1,475.3     1,615.7     2,467.0
  Average sales prices(c):
     Natural gas (per Mcf).................................   $   1.85    $   2.00    $   1.74
     Natural gas liquids (per Bbl).........................      11.48       11.23        7.88
     Crude oil (per Bbl)...................................      18.84       18.36       10.48

  Production costs (per Mcfe)(d)...........................   $   0.49    $   0.51    $   0.49

------------------
(a) Our GPM business has been reclassified as a discontinued operation in connection with its sale to Duke. Accordingly, the results of our GPM business are reported as "Discontinued Operations," and all amounts have been reclassified in connection with the reporting of discontinued operations to conform to the current presentation.
(b) Calculated using the ratio of one Bbl to six Mcf.
(c) The following are the average price realizations for producing properties excluding the impacts of hedging:

                                                                            YEAR ENDED
                                                                          DECEMBER 31,
                                                                    --------------------------
                                                                     1996      1997      1998
                                                                    ------    ------    ------
Average sales prices:
  Natural gas (per Mcf)..........................................   $ 1.94    $ 2.19    $ 1.77
  Natural gas liquids (per Bbl)..................................    11.48     11.23      7.88
  Crude Oil (per Bbl)............................................    20.14     18.80     10.37

(d) Includes lease operating costs, production overhead, other operating expenses and taxes other than income taxes.

                        SUMMARY HISTORICAL RESERVE DATA

     The following table summarizes our estimated proved natural gas, natural gas liquids and crude oil reserves and the standardized measure of discounted future net cash flows (after tax) relating to such proved reserves as of December 31, 1996, 1997 and 1998. Unless otherwise noted, all information in this prospectus supplement relating to natural gas, natural gas liquids and crude oil reserves is based upon our estimates and reflects our net interest.

                                                                                        AS OF DECEMBER 31,
                                                                                  ------------------------------
                                                                                   1996        1997        1998
                                                                                  ------      ------      ------
Natural gas (Bcf):
  Proved developed.............................................................    2,125       2,217       2,968
  Proved undeveloped...........................................................      253         403         471
                                                                                  ------      ------      ------
Total proved...................................................................    2,378       2,620       3,439
                                                                                  ------      ------      ------
                                                                                  ------      ------      ------
Natural gas liquids (MMBbl)(a):
  Proved developed.............................................................       98         103          79
  Proved undeveloped...........................................................        9          15          12
                                                                                  ------      ------      ------
Total proved...................................................................      107         118          91
                                                                                  ------      ------      ------
                                                                                  ------      ------      ------
Crude oil, including condensate (MMBbl):
  Proved developed.............................................................       74          94         252
  Proved undeveloped...........................................................        7          35         104
                                                                                  ------      ------      ------
Total proved...................................................................       81         129         356
                                                                                  ------      ------      ------
                                                                                  ------      ------      ------
Proved reserves equivalent (Bcfe)(b):
  Natural gas..................................................................    2,378       2,620       3,439
  Natural gas liquids..........................................................      645         707         548
  Crude oil, including condensate..............................................      484         773       2,137
                                                                                  ------      ------      ------
Total proved(c)................................................................    3,507       4,100       6,124
Total proved developed(c)......................................................    3,156       3,400       4,956
                                                                                  ------      ------      ------
                                                                                  ------      ------      ------
Standardized measure of discounted future net cash flows relating to proved
  oil and gas reserves (after tax) (in millions) (d)...........................   $4,239      $3,046      $3,225

------------------
(a) Reserves at the end of 1996 and 1997 include the plant share of equity gas processed (natural gas and natural gas liquids, as appropriate, earned by gas processing facilities through the processing our equity production).

(b) Calculated using the ratio of one Bbl to six Mcf.

(c) The reserve data set forth or incorporated by reference in this prospectus supplement represent only estimates. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond our control. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Accordingly, reserve estimates often differ from the quantities of oil and gas that are ultimately recovered.

(d) In accordance with the guidelines of the Securities and Exchange Commission, our estimate of the standardized measure of discounted future net cash flows from our properties has been made using oil and natural gas sales prices in effect as of the date of such estimate and have been held constant throughout the life of the properties except where such guidelines permit alternate treatment, including the use of fixed and determinable contractual price escalations. Prices used to estimate oil and gas sales represent the closing price for trading in December contracts on the New York Mercantile Exchange adjusted for appropriate

                                              (Footnotes continued on next page)

(Footnotes continued from previous page) regional price differentials. Such weighted average prices for 1996, 1997 and 1998 were $3.41 per Mcfe, $2.24 per Mcfe and $1.63 per Mcfe, respectively. Prices for natural gas, natural gas liquids and crude oil are subject to substantial fluctuations as a result of numerous factors. In 1998, for example, prices for oil and natural gas declined as a result of several factors, including (1) high production levels from members of the Organization of Petroleum Exporting Companies and other countries,
    (2) generally mild weather conditions, (3) economic weakness in several Asian countries and (4) excessive natural gas storage levels. Prices for oil and gas are expected to remain depressed in 1999. The standardized measure of discounting future net cash flows relating to proved reserves should not be construed as the current market value of estimated natural gas, natural gas liquids and crude oil reserves.

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The table below sets forth selected income statement and cash flow data for the year ended December 31, 1996 and December 31, 1997, which data have been derived from our consolidated financial statements that have been audited by Deloitte & Touche LLP, independent auditors, and selected income statement and cash flow data for the year ended December 31, 1998, which data have been derived from our consolidated financial statements that have been audited by Arthur Andersen LLP, independent public accountants. The table below also sets forth our selected pro forma income statement data for the year ended
December 31, 1998, adjusted to give effect to the Norcen Acquisition as if it had occurred on January 1, 1997, and selected financial position data as of December 31, 1998. The following data should be read in conjunction with our consolidated financial statements (and related notes) and Management's Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 1998, which has been filed with the Commission and is incorporated in this prospectus supplement by reference.

                                                                                 YEAR ENDED DECEMBER 31,
                                                                      ---------------------------------------------
                                                                                                          PRO FORMA
                                                                      1996(A)     1997(A)     1998(A)      1998(B)
                                                                      --------    --------    --------    ---------
                                                                         (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
     Operating revenues:
       Oil and gas operations:
          Producing properties.....................................   $1,148.2    $1,293.5    $1,539.2    $ 1,639.0
          Other oil and gas revenues...............................       92.1        84.7       160.7        160.7
          Minerals.................................................      128.9       139.8       141.1        141.1
                                                                      --------    --------    --------    ---------
            Total operating revenues...............................    1,369.2     1,518.0     1,841.0      1,940.8
                                                                      --------    --------    --------    ---------
     Operating expenses:
       Production..................................................      263.2       300.8       444.3        472.4
       Exploration.................................................      144.6       204.7       339.0        352.5
       Minerals....................................................        8.0         3.4         3.5          3.5
       Depreciation, depletion and amortization....................      478.0       504.0     2,125.6      2,210.8
       General and administrative..................................       66.9        71.2       104.8        109.0
       Restructuring charge........................................         --          --        17.0         17.0
                                                                      --------    --------    --------    ---------
            Total operating expenses...............................      960.7     1,084.1     3,034.2      3,165.2
                                                                      --------    --------    --------    ---------
     Operating income (loss).......................................      408.5       433.9    (1,193.2)    (1,224.4)
     Other income (expense)--net...................................       (3.5)       24.5       (45.3)       (45.3)
     Interest expense--net.........................................      (38.9)      (39.5)     (249.8)      (284.3)
                                                                      --------    --------    --------    ---------
     Income (loss) from continuing operations before income
       taxes.......................................................      366.1       418.9    (1,488.3)    (1,554.0)
     Income tax (expense) benefit..................................     (112.4)     (115.8)      605.2        629.4
                                                                      --------    --------    --------    ---------
     Income (loss) from continuing operations......................      253.7       303.1      (883.1)      (924.6)
     Income (loss) from discontinued operations--net of tax........       67.1        29.9       (15.6)       (15.3)
                                                                      --------    --------    --------    ---------
     Net income (loss).............................................   $  320.8    $  333.0    $ (898.7)   $  (939.9)
                                                                      --------    --------    --------    ---------
                                                                      --------    --------    --------    ---------
     Earnings (loss) per share--basic:
       Continuing operations.......................................   $   1.02    $   1.21    $  (3.57)   $   (3.73)
       Discontinued operations.....................................       0.27        0.12       (0.06)         n/a
          Total....................................................   $   1.29    $   1.33    $  (3.63)         n/a
     Earnings (loss) per share--diluted:
       Continuing operations.......................................   $   1.01    $   1.21    $  (3.57)   $   (3.73)
       Discontinued operations.....................................       0.27        0.12       (0.06)         n/a
          Total....................................................   $   1.28    $   1.33    $  (3.63)         n/a
     Cash dividends per share......................................   $   0.20    $   0.20    $   0.20    $    0.20

CASH FLOW DATA:
     Cash provided by operations...................................   $  772.5    $  856.2    $1,031.1          n/a
     Capital and exploratory expenditures..........................      773.0     1,188.4     1,194.5          n/a

                                                                                                         AS OF
                                                                                                       DECEMBER 31,
                                                                                                        1998(A)
                                                                                                       ------------
                                                                                                           (IN
                                                                                                        MILLIONS)
FINANCIAL POSITION DATA:
     Assets:
       Current assets...............................................................................     $  441.4
       Total properties--net........................................................................      6,093.3
       Intangible and other assets..................................................................        180.8
       Net assets of discontinued operations........................................................        926.9
                                                                                                         --------
          Total assets..............................................................................     $7,642.4
                                                                                                         --------
                                                                                                         --------
     Liabilities and shareholders' equity:
       Short-term debt..............................................................................     $  853.8
       Other current liabilities....................................................................        492.9
       Long-term debt...............................................................................      3,744.9
       Deferred income taxes........................................................................      1,291.6
       Retiree benefits obligations.................................................................        142.9
       Other long-term liabilities..................................................................        388.1
       Shareholders' equity.........................................................................        728.2
                                                                                                         --------
          Total liabilities and shareholders' equity................................................     $7,642.4
                                                                                                         --------
                                                                                                         --------

------------------
(a) Our GPM business has been reclassified as a discontinued operation in connection with the sale of the business to Duke. Accordingly, the results of our GPM business are reported as "Discontinued Operations," and all amounts have been reclassified in connection with the reporting of discontinued operations to conform to the current presentation.
(b) The unaudited pro forma income statement data for the year ended
    December 31, 1998, have been prepared to give effect to the Norcen Acquisition as if it had occurred on January 1, 1997, and was accounted for as a purchase in accordance with the provisions of Accounting Principles Board Opinion No. 16, "Business Combinations."

                         DESCRIPTION OF THE SECURITIES

     The Securities will be issued under an Indenture dated April   , 1999, as
supplemented from time to time (such Indenture, as so supplemented, being called the "Indenture") among the Company, UPRI, UPR Capital Company, a Nova Scotia unlimited liability company and a wholly owned subsidiary of the Company, and The Bank of New York, as trustee (the "Trustee"). The following description of the particular terms of the Securities supplements and, when inconsistent, replaces, the description of the general terms and provisions of the Debt Securities in the accompanying prospectus. Capitalized terms used but not defined in this prospectus supplement or in the accompanying prospectus have the meanings assigned to them in the Indenture.

GENERAL

     The Securities will be initially limited to $400,000,000 aggregate principal amount, consisting of $200,000,000 aggregate principal amount of
     % Notes due April 15, 2009 and $200,000,000 aggregate principal amount of % Debentures due April 15, 2029. Each Security will bear interest at the applicable rate per annum stated on the cover page of this prospectus supplement, payable semiannually on April 15, and October 15, of each year, commencing October 15, 1999, to the person in whose name the Security is registered, subject to certain exceptions as provided in the Indenture, at the close of business on April 1 or October 1 (each a "Record Date"), as the case may be, immediately preceding such April 15 or October 15. Interest will be computed on the basis of a 360-day year, consisting of twelve 30-day months. The Notes will mature on April 15, 2009 and the Debentures will mature on April 15, 2029.

OPTIONAL REDEMPTION

     The Notes and the Debentures will be redeemable as a whole or in part, at our option at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or Debentures, as the case may be, to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as hereinafter defined) on such Notes or Debentures, as the case may be, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as hereinafter
defined) plus [     ] basis points, plus accrued interest on the principal
amount being redeemed to the redemption date.

          "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

          "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes or the Debentures, as the case may be, to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes or Debentures, as the case may be.

          "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with us.

          "Comparable Treasury Price" means, with respect to any redemption date, (i) the arithmetic average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day before such redemption date, as published in the daily statistical release (or any successor release) by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not available or does not contain such prices on such business day, the arithmetic average of the Reference Treasury Dealer Quotations for such redemption date.

          "Reference Treasury Dealer" means Credit Suisse First Boston Corporation and its successors; provided, however, that if Credit Suisse First Boston Corporation ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

          "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer by 5:00 p.m. on the third business day before such redemption date.

          "Remaining Scheduled Payments" means, the remaining scheduled payments of the principal of the Notes or Debentures, as the case may be, to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Securities to be redeemed.

     Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Securities or portions thereof called for redemption.

NO MANDATORY REDEMPTION

     There is no provision for mandatory redemption of the Notes or of the Debentures prior to maturity.

DEFEASANCE

     Under certain circumstances, we will be deemed to have discharged the entire indebtedness on all of the outstanding Notes or Debentures by defeasance. See "Description of Debt Securities and Guarantees--Defeasance of the Indenture and Debt Securities" in the accompanying Prospectus for a description of the terms of any such defeasance.

BOOK-ENTRY SYSTEM

     The Notes and Debentures will each initially be represented by one or more global securities (each a "Global Security") deposited with the Depository Trust Company ("DTC") and registered in the name of a nominee of DTC, except as set forth below. The settlement of transactions with respect to each Global Security will be facilitated through computerized book-entry changes in Participants' accounts, thereby eliminating the physical movement of Security certificates. The Securities will be available for purchase in denominations and integral multiples of $1,000 in book-entry form only. Unless and until certificated Securities are issued under the limited circumstances described below, no beneficial owner of a Security shall be entitled to receive a definitive certificate representing a Security. So long as DTC or any successor depositary (the "Depositary") or its nominee is the registered owner of a Global Security, the Depositary or such nominee, as the case may be, will be considered to be the sole owner or holder of the Securities represented thereby for all purposes. Unless and until it is exchanged in whole or in part for the Securities presented thereby, a Global Security may not be transferred except as a whole among the Depositary and its nominees and successors.

     So long as Securities are represented by a Global Security, all payments of principal and interest with respect thereto will be made to the Depositary or its nominee (or a successor), as the case may be, as the sole registered owner of the Global Security representing such Securities.

     We expect that the Depositary or its nominee, upon receipt of any payment of principal or interest in respect of a Global Security representing Securities, will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depositary or its nominee.

     If DTC is at any time unwilling, unable or ineligible to continue as Depositary for a Global Security and a successor Depositary is not appointed by the Issuer within 90 days, we will issue certificated Securities in definitive form in exchange for the Global Security. In addition, we may at any time determine not to have the Securities represented by a Global Security, in which case we will issue certificated Securities in definitive form in exchange for such Global Security. In either instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of certificated Securities in definitive form equal in principal amount to such beneficial interest in such Global Security and to have such certificated Securities registered in its name. Certificated Securities so issued in definitive form will be issued in denominations and integral multiples of $1,000 in registered form only, without coupons.

SAME DAY SETTLEMENT AND PAYMENT

     Settlement for the Securities will be made by the underwriters in immediately available funds. All payments of principal and interest to the Depositary will be made by the Company in immediately available funds.

                         CERTAIN UNITED STATES FEDERAL
                  INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following summary describes the material United States Federal income tax consequences of the ownership of Securities as of the date hereof by a Non-U.S. Holder (as defined below). Except where noted it deals only with Securities held as capital assets by Non-U.S. Holders. As used herein the term "Non-U.S. Holder" means any person or entity that is not a "U.S. Holder". A U.S. Holder is any beneficial owner of a Security that is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof,
(iii) an estate the income of which is subject to U.S. Federal income taxation regardless of its source or (iv) a trust that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code (as defined below).

     The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations promulgated thereunder and current administrative rulings and judicial decisions, all of which are subject to change, possibly on a retroactive basis. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF SECURITIES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

     Under present United States Federal income and estate tax law, and subject to the discussion below concerning backup withholding:

          (a) no withholding of United States Federal income tax will be required with respect to the payment by us or any paying agent of principal or interest on a Security owned by a Non-U.S. Holder, provided that
     (i) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder, (ii) the beneficial owner is not a controlled foreign corporation that is related to the Company through stock ownership, (iii) the beneficial owner is not a bank whose receipt of interest on a Security is described in section 881(c)(3)(A) of the Code and
     (iv) the beneficial owner satisfies the statement requirement (described generally below) set forth in section 871(h) and section 881(c) of the Code and the regulations thereunder;

          (b) no withholding of United States Federal income tax will be required with respect to any gain or income realized by a Non-U.S. Holder upon the sale, exchange, retirement or other disposition of a Security; and

          (c) a Security beneficially owned by an individual who at the time of death is a Non-U.S. Holder will not be subject to United States Federal estate tax as a result of such individual's death, provided that such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of section 871(h)(3) of the Code and provided that the interest payments with respect to such Security would not have been, if received at the time of such individual's death, effectively connected with the conduct of a United States trade or business by such individual.

     To satisfy the requirement referred to in (a)(iv) above, the beneficial owner of such Security, or a financial institution holding the Security on behalf of such owner, must provide, in accordance with specified procedures, our paying agent with a statement to the effect that the beneficial owner is not a U.S. Holder. Currently, these requirements will be met if:

          (1) the beneficial owner provides its name and address, and certifies, under penalties of perjury, that it is not a U.S. Holder (which certification may be made on an Internal Revenue Service ("IRS") Form W-8 (or successor form) or

          (2) a financial institution holding the Security on behalf of the beneficial owner certifies, under penalty of perjury, that such statement has been received by it and furnishes a paying agent with a copy thereof.

     Under recently finalized Treasury regulations (the "Final Regulations"), the statement requirement referred to in (a)(iv) above may also be satisfied with other documentary evidence for interest paid after December 31, 1999, with respect to an offshore account or through certain foreign intermediaries.

     If a Non-U.S. Holder is engaged in a trade or business in the United States and interest on the Security is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed above (provided that the Non-U.S. Holder files the appropriate certification with us or our agent), will be subject to United States Federal income tax on such interest on a net income basis in the same manner as if it were a U.S. Holder. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest on a Security will be included in such foreign corporation's earnings and profits.

     Any gain or income realized upon the sale, exchange, retirement or other disposition of a Security generally will not be subject to United States Federal income tax unless:

          (1) such gain or income is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, or

          (2) in the case of a Non-U.S. Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other disposition, and certain other conditions are met.

     Special rules may apply to certain Non-U.S. Holders, such as "controlled foreign corporations," "passive foreign investment companies" and "foreign personal holding companies" that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. Federal, state, local and other tax consequences that may be relevant to them.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, no information reporting or backup withholding tax (which is a withholding tax imposed at the rate of 31% on certain payments to persons who fail to furnish the information required under United States information reporting requirements) will be required with respect to payments made by the Company or any paying agent to Non-U.S. Holders if a statement described in
(a)(iv) above has been received and the payor does not have actual knowledge that the beneficial owner is a United States Person.

     In addition, backup withholding and information reporting generally will not apply if payments of the principal or interest on a Security are paid or collected by a foreign office of a custodian, nominee or other foreign agent on behalf of the beneficial owner of such Security, or if a foreign office of a broker (as defined in applicable Treasury regulations) pays the proceeds of the sale of a Security to the owner thereof. If, however, such nominee, custodian, agent or broker is, for United States Federal income tax purposes, a United States person, a controlled foreign corporation or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or, for taxable years beginning after December 31, 1999, a foreign partnership in which one or more United States persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or which is engaged in a trade or business in the United States, such payments will not be subject to backup withholding but will be subject to information reporting, unless (1) such custodian, nominee, agent or broker has documentary evidence in its records that the beneficial owner is not a United States person and certain other conditions are met or (2) the beneficial owner otherwise establishes an exemption.

     Payments of principal or interest on a Security paid to the beneficial owner of a Security by a United States office of a custodian, nominee or agent, or the payment by the United States office of a broker of the proceeds of sale of a Security, will be subject to both backup withholding and information reporting unless the beneficial owner provides the statement referred to in
(a)(iv) above and the payor does not have actual knowledge that the beneficial owner is a United States person or otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's United States Federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated April   , 1999, the underwriters named below, for whom Credit
Suisse First Boston Corporation is acting as representative, have agreed to purchase from us the following respective principal amounts of Notes and Debentures, as set forth opposite its name below:

                                                                      PRINCIPAL AMOUNT
                                                                ----------------------------
                        UNDERWRITERS                               NOTES         DEBENTURES
-------------------------------------------------------------   ------------    ------------
Credit Suisse First Boston Corporation.......................   $               $
Chase Securities Inc.........................................
Salomon Smith Barney Inc.....................................
NationsBanc Montgomery Securities LLC........................
ABN AMRO Incorporated........................................
Deutsche Bank Securities Inc.................................
RBC Dominion Securities Corporation..........................
Warburg Dillon Read LLC......................................
                                                                ------------    ------------
     Total...................................................   $200,000,000    $200,000,000
                                                                ------------    ------------
                                                                ------------    ------------

     The underwriting agreement provides that the underwriters are obligated to purchase all of the Securities if any are purchased. If an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We have been advised by the underwriters that they propose to offer the Securities to the public initially at the public offering prices set forth on the cover page of this prospectus supplement and to certain selling group
members at that price less a concession of   % of the principal amount per Note
and    % of the principal amount per Debenture. The underwriters and selling
group members may allow a discount of   % of the principal amount per Note and
   % of the principal amount per Debenture on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the underwriters.

     We estimate that our out-of-pocket expenses for this offering will be
approximately $               .

     The Notes and the Debentures are each a new issue of securities with no established trading market. The underwriters have advised us that they intend to act as market makers for the Securities. However, the underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Securities.

     We have agreed that we will not offer, sell, contract to sell, announce our intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any additional debt securities, shares of our common stock, or securities convertible into or exchangeable for any shares of our common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus supplement.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in respect thereof.

     The underwriters or their affiliates engage in transactions with and perform services, including commercial and investment banking and hedging services, for us and our affiliates in the ordinary course of business.

     The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

     o Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     o Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     o Syndicate covering transactions involve purchases of the Securities in the open market after the distribution has been completed in order to cover syndicate short positions.

     o Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the Securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Securities to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Securities in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of Securities are effected. Accordingly, any resale of the Securities in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Securities.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Securities in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Securities without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Securities to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Securities acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of Securities acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Securities in their particular circumstances and with respect to the eligibility of the Securities for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL OPINIONS

     The validity of the Securities will be passed upon for us by Morgan, Lewis & Bockius, LLP, Philadelphia, Pennsylvania, our counsel. The validity of the Securities will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York. Cravath, Swaine & Moore has from time to time acted as our counsel and may do so in the future.

                                    EXPERTS

     The financial statements as of and for the year ended December 31, 1998 incorporated by reference in this prospectus supplement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing. Reference is made to said report which contains an explanatory fourth paragraph with respect to adjustments related to discontinued operations that were applied to restate the 1997 and 1996 financial statements.

     The financial statements as of December 31, 1997 and for the two years then ended (which have been restated and are no longer presented in the Company's Annual Report on Form 10-K for the year ended December 31, 1998) incorporated by reference in this prospectus supplement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing.

                          FORWARD-LOOKING INFORMATION

     Certain information included and incorporated by reference in this prospectus supplement, and other materials we have filed or will file with the Securities and Exchange Commission (as well as information included in oral statements or other written statements we have made or will make) contain projections and forward-looking statements within the meaning of Section 21E of the Exchange Act, and Section 27A of the Securities Act. Such forward-looking statements may be or may concern, among other things, capital expenditures, drilling activity, acquisitions and dispositions (including the timing and completion of our deleveraging program), development activities, cost savings efforts, production activities and volumes, hydrocarbon reserves, hydrocarbon prices, hedging activities and the results thereof, liquidity, regulatory matters and competition. Such forward-looking statements generally are accompanied by words such as "estimate," "expect," "predict," "anticipate," "goal," "should," "assume," "believe" or other words that convey the uncertainty of future events or outcomes.

     Such forward-looking information is based upon management's current plans, expectations, estimates and assumptions and is subject to a number of risks and uncertainties that could significantly affect current plans, anticipated actions, the timing of such actions and our financial condition and results of operations. As a consequence, actual results may differ materially from expectations, estimates or assumptions expressed in or implied by any forward-looking statements made by us or on our behalf. The risks and uncertainties include generally:

     o the volatility of oil, gas and hydrocarbon-based financial derivative prices;

     o basis risk and counter party credit risk in executing hydrocarbon price risk management activities;

     o economic, political, judicial and regulatory developments;

     o competition in the oil and gas industry as well as competition from other sources of energy;

     o the economics of producing certain reserves;

     o demand and supply of oil and gas;

     o the ability to find or acquire and develop reserves of natural gas and crude oil; and

     o the actions of customers and competitors.

     Additionally, unpredictable or unknown factors not discussed in this prospectus supplement could have material adverse effects on actual results related to matters which are the subject of forward-looking information. With respect to expected capital expenditures and drilling activity, additional factors such as oil and gas prices and the ability to achieve debt repayment objectives, the extent of our success in acquiring oil and gas properties and in identifying prospects for drilling, the availability of acquisition opportunities which meet our objectives as well as competition for such opportunities, exploration and operating risks, the success of management's cost reduction efforts and the availability of technology may affect the amount and timing of such capital expenditures and drilling activity. With respect to our deleveraging program, factors such as the ability to identify qualified buyers, the buyer's ability to obtain financing (if necessary), successful negotiation of contract terms and completion of due diligence may affect the success and timing of the completion of the program. With respect to expected growth in production and sales volumes and estimated reserve quantities, factors such as the extent of our success in finding, developing and producing reserves, the timing of capital spending, deleveraging programs, uncertainties inherent in estimating reserve quantities and the availability of technology may affect such production volumes and reserve estimates.

     With respect to liquidity, factors such as the state of domestic capital markets, credit availability from banks or other lenders and our results of operations may affect management's plans or ability to incur additional indebtedness. With respect to cash flow and the ability to reduce debt, factors such as changes in oil and gas prices, our success in acquiring properties or divesting producing properties or other assets, environmental matters and other contingencies, hedging activities and our credit rating and debt levels may affect our ability to generate expected cash flows. With respect to contingencies, factors such as changes in environmental and other governmental regulation, and uncertainties with respect to legal matters may affect our expectations regarding the potential impact of contingencies on our operating results or financial condition. Certain factors, such as changes in oil and gas prices and underlying demand and the extent of our success in exploiting our current reserves and acquiring or finding additional reserves may have pervasive effects on many aspects of our business in addition to those outlined above.

                      [This page intentionally left blank]

                      [This page intentionally left blank]

[LOGO]
                                 $1,000,000,000
                       UNION PACIFIC RESOURCES GROUP INC.
                DEBT SECURITIES, PREFERRED STOCK, COMMON STOCK,
            WARRANTS, STOCK PURCHASE CONTRACTS, STOCK PURCHASE UNITS

                          UNION PACIFIC RESOURCES INC.
                              UPR CAPITAL COMPANY
                         DEBT SECURITIES GUARANTEED BY
                       UNION PACIFIC RESOURCES GROUP INC.

                              UPRG CAPITAL TRUST I
                             UPRG CAPITAL TRUST II
                             UPRG CAPITAL TRUST III
              TRUST PREFERRED SECURITIES FULLY AND UNCONDITIONALLY
                GUARANTEED BY UNION PACIFIC RESOURCES GROUP INC.

                            ------------------------

Union Pacific Resources Group Inc., a Utah corporation (the "Company"), may issue from time to time, together or separately, (i) unsecured senior debt securities (the "Company Senior Debt Securities"), (ii) unsecured subordinated debt securities (the "Company Subordinated Debt Securities" and, together with the Company Senior Debt Securities, the "Company Debt Securities"), (iii) warrants to purchase Company Senior Debt Securities (the "Debt Warrants"), (iv) shares of preferred stock, without par value, of the Company (the "Preferred Stock"), (v) warrants to purchase shares of Preferred Stock (the "Preferred Stock Warrants"), (vi) shares of common stock, without par value, of the Company (the "Common Stock"), (vii) warrants to purchase shares of Common Stock (the "Common Stock Warrants"), (viii) stock purchase contracts ("Stock Purchase Contracts") to purchase shares of Common Stock or Preferred Stock and (ix) stock purchase units ("Stock Purchase Units"), each representing ownership of a Stock Purchase Contract and Debt Securities (as defined), debt obligations of the United States of America or agencies or instrumentalities thereof ("US Obligations") or Trust Preferred Securities (as defined below), securing the holder's obligation to purchase shares of Common Stock or Preferred Stock under the Stock Purchase Contract, in amounts, at prices and on terms to be determined by market conditions at the time of offering. The Debt Warrants, Preferred Stock Warrants and Common Stock Warrants are referred to herein collectively as the "Warrants", and the Company Debt Securities, Preferred Stock, Common Stock, Warrants, Stock Purchase Contracts, Stock Purchase Units, Company Guarantees and Trust Guarantees are referred to herein collectively as the "Company Securities".

Union Pacific Resources Inc., an Alberta corporation ("UPRI"), and UPR Capital Company, a Nova Scotia unlimited liability company ("UPR Capital Company"), may issue from time to time, together or separately (i) non-convertible unsecured senior debt securities (the "Subsidiary Senior Debt Securities", together with the Company Senior Debt Securities, the "Senior Debt Securities") and
(ii) non-convertible unsecured subordinated debt securities (the "Subsidiary Subordinated Debt Securities", together with the Subsidiary Senior Debt Securities, the "Subsidiary Debt Securities"; the Subsidiary Subordinated Debt Securities, together with the Company Subordinated Debt Securities, the "Subordinated Debt Securities"; the Subsidiary Debt Securities together with the Company Debt Securities, the "Debt Securities"). The Subsidiary Debt Securities will be irrevocably and unconditionally guaranteed (the "Company Guarantees") by the Company (in such capacity, the "Guarantor"), and unless the Prospectus Supplement otherwise provides, the Company Guarantees will rank pari passu with all other unsecured and unsubordinated debt of the Company. UPRI and UPR Capital Company are collectively referred to herein as the "Subsidiary Issuers" and, the Company, in its capacity as an issuer, and the Subsidiary Issuers are collectively referred to herein as the "Issuers".

                                                   (Continued on following page)

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offered Securities will be sold directly, through agents, dealers or underwriters as designated from time to time, or through a combination of such methods. If any agents of the Company, the Subsidiary Issuers or the UPRG Trusts or any dealers or underwriters are involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable agent's commission, dealer's purchase price or underwriter's discount will be set forth in or may be calculated from the Prospectus Supplement. The net proceeds to the Company, the Subsidiary Issuers or the UPRG Trusts from such sale will be the purchase price less such commission in the case of an agent, the purchase price in the case of a dealer, or the public offering price less such discount in the case of an underwriter and less, in each case, other attributable issuance expenses. See "Plan of Distribution".

This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.

                THE DATE OF THIS PROSPECTUS IS AUGUST 27, 1998.

(Continued from previous page)

     UPRG Capital Trust I, UPRG Capital Trust II and UPRG Capital Trust III (each, a "UPRG Trust" and collectively, the "UPRG Trusts"), each a statutory business trust formed under Delaware law, may offer, from time to time, preferred securities (the "Trust Preferred Securities") with the payment of dividends and payments on liquidation or redemption of the Trust Preferred Securities issued by each such UPRG Trust guaranteed on a subordinated basis by the Company to the extent described herein and in an accompanying prospectus supplement (the "Trust Guarantees"). The Company will be the owner of the trust interests represented by common securities (the "Trust Common Securities") to be issued by each UPRG Trust. Unless indicated otherwise in a prospectus supplement, each UPRG Trust exists for the sole purpose of issuing its trust interests and investing the proceeds thereof in Company Subordinated Debt Securities. The Company Securities, Subsidiary Debt Securities and the Trust Preferred Securities are referred to herein collectively as the "Offered Securities".

     The Offered Securities may be issued in one or more series or issuances and will be limited to $1,000,000,000 in aggregate public offering price (or its equivalent, based on the applicable exchange rate, to the extent Debt Securities are issued for one or more foreign currencies or currency units). The Offered Securities may be sold for U.S. dollars, or any foreign currency or currencies or currency units, and the principal of, any premium on, and any interest on, the Debt Securities may be payable in U.S. dollars, or any foreign currency or currencies or currency units.

     The Offered Securities may be offered separately or as units with other Offered Securities, in separate series in amounts, at prices and on terms to be determined at or prior to the time of sale. The sale of other securities under the Registration Statement of which this Prospectus forms a part or under a Registration Statement to which this Prospectus relates will reduce the amount of Offered Securities which may be sold hereunder.

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"), including, without limitation, where applicable, (i) in the case of Debt Securities, the identity of the Issuer of and the specific designation, aggregate principal amount, authorized denomination, initial offering price, maturity (which may be fixed or extendible), premium (if any), interest rate (which may be fixed or floating), time of and method of calculating the payment of interest, if any, the currency in which principal, premium, if any, and interest, if any, are payable, any redemption or sinking fund terms, any conversion or exchange provisions and other specific terms; (ii) in the case of Preferred Stock or Trust Preferred Securities, the designation, number of shares, liquidation preference per share, initial public offering price, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any redemption or sinking fund provisions, any conversion or exchange provisions and other specific terms; (iii) in the case of Common Stock, the number of shares and the terms of the offering and sale thereof; (iv) in the case of Warrants, the number and terms thereof, the designation, description and the number of securities issuable upon exercise, the exercise price, the terms of the offering and sale thereof and where applicable, the duration and detachability thereof; (v) in the case of Stock Purchase Contracts, the designation and number of shares of Common Stock or Preferred Stock issuable thereunder, the purchase price of the Common Stock or Preferred Stock, the date or dates on which the Common Stock or Preferred Stock is required to be purchased by the holders of the Stock Purchase Contracts, any periodic payments required to be made by the Company to the holders of the Stock Purchase Contracts or vice versa, and the terms of the offering and sale thereof;
(vi) in the case of Stock Purchase Units, the specific terms of the Stock Purchase Contracts and any Debt Securities, U.S. Obligations or Trust Preferred Securities securing the holder's obligation to purchase the Common Stock or Preferred Stock under the Stock Purchase Contracts, and the terms of the offering and sale thereof; and (vii) in the case of all Offered Securities, whether such Offered Securities will be offered separately or as a unit with other Offered Securities. The Prospectus Supplement will also contain information, where applicable, about certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by the Prospectus Supplement.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission") relating to its business, financial position, results of operations and other matters. Such reports and other information can be inspected and copied at the Public Reference Section maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain of its Regional Offices, located at Northwest Atrium Center (Suite 1400), 500 West Madison Street, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at prescribed rates. Such material can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Such material may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov).

     The Company, on behalf of the Subsidiary Issuers, and each Subsidiary Issuer intend to make application to the Commission for an order of the Commission exempting each Subsidiary Issuer from the reporting requirements of the Exchange Act. If such order is granted, or the Commission otherwise grants relief to the Subsidiary Issuers from such reporting requirements, neither of the Subsidiary Issuers will be subject to the reporting requirements of the Exchange Act.

     No separate financial statements of the Subsidiary Issuers have been included or incorporated by reference herein. Neither Subsidiary Issuer nor the Company considers such financial statements material to holders of Subsidiary Debt Securities because (i) all of the voting securities of each Subsidiary Issuer will be owned, directly or indirectly, by the Company, a reporting company under the Exchange Act, and (ii) the obligations of each Subsidiary Issuer under the Subsidiary Debt Securities are fully and unconditionally guaranteed by the Company to the extent set forth herein. See "Union Pacific Resources Inc.", "UPR Capital Company" and "Description of Debt Securities and Company Guarantees--Company Guarantees".

     No separate financial statements of the UPRG Trusts have been included or incorporated by reference herein. Neither the UPRG Trusts nor the Company considers such financial statements material to holders of Trust Preferred Securities because (i) all of the voting securities of each UPRG Trust will be owned, directly or indirectly, by the Company, a reporting company under the Exchange Act, (ii) no UPRG Trust has independent operations but rather each exists for the purpose of issuing securities representing undivided beneficial interests in the assets of such UPRG Trust and investing the proceeds thereof in Company Subordinated Debt Securities, and (iii) the obligations of the UPRG Trusts under the Trust Preferred Securities are fully and unconditionally guaranteed on a subordinated basis by the Company to the extent set forth herein. See "The UPRG Trusts" and "Description of Trust Preferred Securities and Trust Guarantees--Trust Guarantees."

     The Company, the Subsidiary Issuers and the UPRG Trusts have filed with the Commission a joint registration statement (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company, the Subsidiary Issuers, the UPRG Trusts and the securities offered hereby.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference herein its Annual Report on Form 10-K for the year ended December 31, 1997, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1998 and June 30, 1998, its Current Reports on Form 8-K dated January 27, 1998, March 17, 1998, March 27, 1998, May 6, 1998, May 26, 1998 and its Current Report on Form 8-K/A dated May 6, 1998 (the "Norcen 8-K"), all of which have been previously filed with the Commission under File No. 1-13916, and the description of capital stock of the Company that is contained in the Registration Statement filed under the Exchange Act under File No. 1-13916, including all amendments or reports filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering of the Offered Securities offered hereby shall be deemed incorporated herein by reference, and such documents shall be deemed to be a part hereof from the date of filing such documents. Any statement contained herein, in a document incorporated or deemed to be incorporated by reference herein, or in the accompanying Prospectus Supplement, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the above documents incorporated or deemed to be incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests should be directed to:
Union Pacific Resources Group Inc., 801 Cherry Street, Fort Worth, Texas 76102,
Attention: Secretary (Telephone 817-877-6000).

                                  THE COMPANY

     The Company is engaged primarily in the exploration for and the development and production of natural gas, natural gas liquids and crude oil in several major producing basins in the United States, Canada, Guatemala and Venezuela. The Company emphasizes natural gas in its exploration and production activities and also owns and operates significant assets, in proximity to its principal producing properties, dedicated to "gas value chain" activities, which consist of the gathering, processing, transportation and marketing of natural gas and natural gas liquids. In addition, the Company engages in the hard minerals business through a non-operated joint venture and royalty interests in several coal and trona (natural soda ash) mines located on lands within and adjacent to its Land Grant (as defined) holdings in Wyoming. The "Land Grant" consists of land granted by the Federal government to a predecessor and former affiliate of UPR in the mid-1800's which passes through the states of Colorado and Wyoming and into Utah. UPR has fee ownership of the mineral rights under approximately
7.9 million acres in the Land Grant.

     The Company's oil and gas activities are concentrated in five core geographic areas in the United States and four core geographic areas for international operations. The core areas in the United States are: (1) the Austin Chalk trend in Texas and Louisiana, unchanged from the previous structure, (2) the East/West Texas business unit representing the combination of the former East Texas and West Texas business units, (3) the Western Region business unit consisting of the Land Grant area in Colorado, Wyoming and Utah, as well as additional properties in Kansas, (4) the Gulf Coast Onshore business unit covering the onshore coastal plain of Texas and Louisiana and (5) the Offshore business unit, which manages the Company's Gulf of Mexico operations. International core geographic areas are (1) Canada, (2) Guatemala, (3) Venezuela and (4) other international. In each of these core areas, the focus of the Company is on the exploration for and development of natural gas and crude oil resources, and on efforts to increase margins through reductions in drilling and operating costs and effective and efficient sales and distribution networks.

     The address of the Company is: Union Pacific Resources Group Inc., 777 Main Street, Fort Worth, Texas 76102. Telephone: (817) 321-6000.

RATIO OF EARNINGS TO FIXED CHARGES

                                                                                                            SIX MONTHS
                                                                          YEAR ENDED DECEMBER 31,             ENDED
                                                                    ------------------------------------    JUNE 30,
                                                                    1993    1994    1995    1996    1997      1998
                                                                    ----    ----    ----    ----    ----    ----------
Ratio of earnings to fixed charges...............................   41.7    44.4    17.7    9.1     8.1        0.9(a)

------------------
(a) Due to lower earnings, primarily caused by lower hydrocarbon prices and higher fixed charges resulting from higher interest expense, for the six months ended June 30, 1998, earnings are insufficient by $10.2 million to cover fixed charges of the Company.

     The ratio of earnings to fixed charges has been computed on a total enterprise basis. Earnings represent income before the cumulative effect of accounting changes less equity in undistributed earnings of unconsolidated affiliates, plus income taxes and fixed charges. Fixed charges represent interest, amortization of debt discount and expense, and the estimated interest portion of rental charges.

                          UNION PACIFIC RESOURCES INC.

     UPRI is an indirect wholly owned subsidiary of the Company. The Canadian assets of the Company are held by UPRI. On January 25, 1998, the Company and UPRI entered into a pre-acquisition agreement ("Pre-acquisition Agreement") with Norcen Energy Resources Limited ("Norcen"). Under the Pre-acquisition Agreement, the Company agreed to cause UPRI to make and UPRI agreed to make an offer to purchase (the "tender offer") all of the outstanding common shares of Norcen, subject to certain conditions. On March 2, 1998, the Company announced the closing of the tender offer. In total, 95.5 percent of the outstanding common shares of Norcen were tendered at a purchase price of US$13.65 per share. On March 5, 1998, UPRI completed the compulsory acquisition of the remaining common shares outstanding which were not tendered. On April 17, 1998 the amalgamation of UPRI and Norcen was completed with UPRI taking over Norcen's holdings.

     UPRI manages the Company's oil and gas activities in western Canada. With the acquisition of Norcen the primary areas of activity are the Hatton area in western Saskatchewan and Two Hills area in eastern Alberta, the Rendy and Cabon areas in western Alberta and the Gedney area of northeastern British Columbia. UPRI is also developing light oil production in the Tager and Peace River area and heavy oil in the Linber and Provolt areas. The principal place of business of UPRI is 400, 425-1st Street, Calgary, Alberta, Canada T2P 4V4. Telephone:
(403) 231-0111.

                              UPR CAPITAL COMPANY

     UPR Capital Company is a Nova Scotia unlimited liability company incorporated on March 23, 1998. UPR Capital Company is intended to be used primarily to finance UPRI's Canadian business operations. The principal place of business of UPR Capital Company is 400, 425-1st Street, Calgary, Alberta, Canada T2P 4V4. Telephone: (403) 231-0111.

     Under the Companies Act (Nova Scotia), in the event of the winding up or bankruptcy of UPR Capital Company, Union Pacific Resources Company, a Delaware corporation and indirect wholly owned subsidiary of the Company ("UPRC"), as sole owner of all of the outstanding equity of UPR Capital Company, is liable, subject to certain limited exceptions, to pay those debts and liabilities of UPR Capital Company that were not specifically contracted on the basis that the creditor would look only to the assets of UPR Capital Company. UPRC holds substantially all of the assets of the Company's business.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

     Some of the directors and executive officers of UPRI and UPR Capital Company (and certain of the experts named herein) are citizens or residents of jurisdictions other than the United States. All or a substantial portion of the assets of such directors, executive officers and experts residing outside of the United States and all of the assets of UPRI and UPR Capital Company are or may be located outside the United States. As a result, it may not be possible to effect service of process on such directors, executive officers or experts or UPRI and UPR Capital

Company in the United States or to enforce, collect or realize, in United States courts, upon judgments that may be obtained against such persons in United States courts and predicated upon civil liability under United States securities laws. The Company, UPRI and UPR Capital Company have been advised by Bennett Jones Verchere, special Canadian counsel to the Company, UPRI and UPR Capital Company that there is doubt as to the enforceability in Canada, in original actions or actions for the enforcement of judgments of United States courts, of civil liabilities predicated solely on United States Federal securities laws. The indenture pursuant to which the Debt Securities will be issued will provide that UPRI and UPR Capital Company will appoint the Company as its agent for service of process in any suit, action or proceeding with respect to such indenture brought under Federal or state securities laws in any Federal or state court located in The City of New York, and will submit to such jurisdiction.

                                THE UPRG TRUSTS

     Each of UPRG Capital Trust I, UPRG Capital Trust II and UPRG Capital Trust III is a statutory business trust formed under Delaware law pursuant to (i) a separate Declaration of Trust (a "Declaration") executed by the Company, as sponsor for such UPRG Trust, and the Trustees (as defined herein) of such trust and (ii) the filing of a certificate of trust with the Delaware Secretary of State. Unless an accompanying Prospectus Supplement provides otherwise, each UPRG Trust exists for the sole purposes of (i) issuing the Trust Preferred Securities, (ii) investing the gross proceeds of the sale of the Trust Preferred Securities in a specific series of Company Subordinated Debt Securities and
(iii) engaging in only those other activities necessary or incidental thereto. All of the Trust Common Securities will be owned by the Company. The Trust Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Trust Preferred Securities, except that upon the occurrence and continuance of an event of default under the applicable Declaration, the rights of the holders of the applicable Trust Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the applicable Trust Preferred Securities. The Company will acquire Trust Common Securities having an aggregate liquidation amount equal to a minimum of 1% of the total capital of each UPRG Trust. Each UPRG Trust will have a term of at least 20 but not more than 50 years, but may terminate earlier as provided in the applicable Declaration. Each UPRG Trust's business and affairs will be conducted by the Trustees. The holder of the Trust Common Securities will be entitled to appoint, remove or replace any of, or increase or reduce the number of, the Trustees of each UPRG Trust. The duties and obligations of the Trustees shall be governed by the Declaration of such UPRG Trust. At least one of the Trustees of each UPRG Trust will be a person who is an employee or officer of or who is affiliated with the Company (a "Regular Trustee"). One Trustee of UPRG Trust will be a financial institution that is not affiliated with the Company, which shall act as property trustee and as indenture trustee for the purposes of the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), pursuant to the terms set forth in a Prospectus Supplement (the "Property Trustee"). In addition, unless the Property Trustee maintains a principal place of business in the State of Delaware and otherwise meets the requirements of applicable law, one Trustee of each UPRG Trust will be a legal entity having a principal place of business in, or an individual resident of, the State of Delaware (the "Delaware Trustee"). The Company will pay all fees and expenses related to each UPRG Trust and the offering of the Trust Preferred Securities. Unless otherwise set forth in the Prospectus Supplement, the Property Trustee will be Chase Bank of Texas, N.A. ("CBT"), and the Delaware Trustee will be The Chase Manhattan Bank, Delaware. The office of the Delaware Trustee in the State of Delaware is 1201 Market Street, Wilmington, Delaware 19801. The principal place of business of each UPRG Trust is c/o Union Pacific Resources Group Inc., 801 Cherry Street, Fort Worth, Texas 76102. Telephone: (817) 877-6000.

                                USE OF PROCEEDS

     Unless otherwise specified in the Prospectus Supplement, the net proceeds from the sale of the Company Securities and the Subsidiary Debt Securities offered hereby will be used for general corporate purposes, including repayment of borrowings, working capital, capital expenditures, stock repurchase programs and acquisitions. Unless otherwise specified in the Prospectus Supplement, each UPRG Trust will use all proceeds received from the sale of Trust Preferred Securities to purchase Company Subordinated Debt Securities. Additional information on the use of net proceeds from the sale of the Offered Securities offered hereby may be set forth in the Prospectus Supplement relating to such Offered Securities.

             DESCRIPTION OF DEBT SECURITIES AND COMPANY GUARANTEES

     The following description of the terms of the Debt Securities and the Company Guarantees summarizes certain general terms and provisions of the Debt Securities and the Company Guarantees to which any Prospectus Supplement may relate. The particular terms of the Senior Debt Securities, the Subordinated Debt Securities, the Company Guarantees, any Company Subordinated Debt Securities issued in connection with Trust Preferred Securities, and the extent, if any, to which such general provisions may apply to any series of Debt Securities and Company Guarantees will be described in the Prospectus Supplement relating to such series and Company Guarantees.

     Senior Debt Securities and Company Guarantees may be issued, from time to time, in one or more series under an Indenture (the "Senior Indenture"), among the Company, the Subsidiary Issuers and The Bank of New York ("BONY"), as trustee, or such other trustee as shall be named in a Prospectus Supplement (the "Senior Trustee"). Subordinated Debt Securities and Company Guarantees may be issued, from time to time, in one or more series under an indenture (the "Subordinated Indenture") among the Company, the Subsidiary Issuers and a trustee to be identified in the related Prospectus Supplement (the "Subordinated Trustee"). The Senior Indenture and the Subordinated Indenture are sometimes referred to collectively as the "Indentures," and the Senior Trustee and the Subordinated Trustee are sometimes referred to collectively as the "Debt Trustees." The Indentures will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. The following statements are subject to the detailed provisions of the Indentures. Wherever any particular provisions of the Indentures or terms defined therein are referred to, such provisions and terms are incorporated by reference as a part of the statements made herein and such statements are qualified in their entirety by such references, including the definitions therein of certain terms. References to particular sections of the Indentures are noted below. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Indentures.

GENERAL

     The Company will irrevocably and unconditionally guarantee payments of principal of, premium, if any, and interest, if any, with respect to Subsidiary Debt Securities.

     The Company Senior Debt Securities and Company Guarantees will be unsecured obligations of the Company and will rank equally and ratably with other unsecured and unsubordinated debt of the Company, unless the Company shall be required to secure the Company Senior Debt Securities as described below under "Covenants--Limitation on Liens and Sale Leaseback Transactions." The Subsidiary Senior Debt Securities issued will be unsecured obligations of such Subsidiary Issuer, and will rank pari passu with all other unsecured and unsubordinated debt of such Subsidiary Issuer. Under the Companies Act (Nova Scotia), in the event of the winding up or bankruptcy of UPR Capital Company, UPRC, as sole owner of all of the outstanding equity of UPR Capital Company, is liable, subject to certain limited exceptions, to pay those debts and liabilities UPR Capital Company that were not specifically contracted on the basis that the creditor would look only to the assets of UPR Capital Company. UPRC holds substantially all of the assets of the Company's business. The Senior Indenture does not limit the amount of Senior Debt Securities that can be issued thereunder. (Section 301) Senior Debt Securities will be issued from time to time and offered on terms determined by market conditions at the time of sale.

     The obligations of any Issuer pursuant to any Subordinated Debt Securities will be subordinate in right of payment to all Senior Indebtedness of such Issuer, and will be described in an accompanying Prospectus Supplement. The Subordinated Indenture will not contain any limitation on the amount of Senior Indebtedness which may be hereafter incurred by any Issuer.

     The Debt Securities may be issued in one or more series with the same or various maturities, at par, at a premium or at a discount. Any Debt Securities bearing no interest or interest at a rate which at the time of issuance is below market rates will be sold at a discount (which may be substantial) from their stated principal amount. Federal income tax consequences and other special considerations applicable to any such substantially discounted Debt Securities will be described in the Prospectus Supplement relating thereto.

     Reference is made to the Prospectus Supplement for the Issuer of and the following terms of the Debt Securities offered hereby: (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities;
(ii) the percentage of their principal amount at which such Debt Securities will be issued; (iii) the date or dates on which the Debt Securities will mature (which may be fixed or extendible); (iv) the rate or rates (which may be fixed or floating) per annum at which the Debt Securities will bear interest, if any, or the method of determining such rate or rates; (v) the date or dates on which any such interest will be payable, the date or dates on which payment of any such interest will commence and the Regular Record Dates for such Interest Payment Dates; (vi) the terms of any mandatory or optional redemption (including any provisions for any sinking, purchase or other analogous fund) or repayment option; (vii) the currency, currencies or currency units for which the Debt Securities may be purchased and the currency, currencies or currency units in which the principal thereof, any premium thereon and any interest thereon may be payable; (viii) if the currency, currencies or currency units for which the Debt Securities may be purchased or in which the principal thereof, any premium thereon and any interest thereon may be payable is at the election of the Issuer thereof or the purchaser, the manner in which such election may be made;
(ix) if the amount of payments on the Debt Securities is determined with reference to an index based on one or more currencies or currency units, changes in the price of one or more securities or changes in the price of one or more commodities, the manner in which such amounts may be determined; (x) the extent to which any of the Debt Securities will be issuable in temporary or permanent global form, or the manner in which any interest payable on a temporary or permanent Global Security will be paid; (xi) the terms and conditions upon which the Debt Securities may be convertible into or exchanged for Common Stock of the Company, Preferred Stock of the Company, or indebtedness or other securities of any kind of the Company; (xii) information with respect to book-entry procedures, if any; (xiii) a discussion of certain Federal income tax, accounting and other special considerations, procedures and limitations with respect to the Debt Securities; (xiv) Debt Securities issued by a Subsidiary Issuer will be entitled to the benefits of the Company Guarantees afforded by the Indenture, or any other form of Guarantee to be endorsed on the Debt Securities; and (xv) any other specific terms of the Debt Securities not inconsistent with the Indenture. In addition, the applicable Prospectus Supplement will describe the following terms of the series of Subordinated Debt Securities offered hereby in respect of which this Prospectus is being delivered: (a) the rights, if any, to defer payments of interest on the Subordinated Debt Securities by extending the interest payment period, and the duration of such extensions, and (b) the subordination terms of the Subordinated Debt Securities of such series.

     If any of the Debt Securities are sold for one or more foreign currencies or foreign currency units or if the principal of, premium, if any, or any interest on any series of Debt Securities is payable in one or more foreign currencies or foreign currency units, the restrictions, elections, Federal income tax consequences, specific terms and other information with respect to such issue of Debt Securities and such currencies or currency units will be set forth in the Prospectus Supplement relating thereto.

     Unless otherwise specified in the Prospectus Supplement, the principal of, any premium on, and any interest on the Debt Securities will be payable, and the Debt Securities will be transferable, at the Corporate Trust Office of the applicable Debt Trustee in New York, New York, provided that payment of interest, if any, may be made at the option of the applicable Issuer by check mailed on or before the payment date, first class mail, to the address of the person entitled thereto as it appears on the registry books of such Issuer or its agent.

     Unless otherwise specified in the Prospectus Supplement, the Senior Debt Securities will be issued only in fully registered form and in denominations of $1,000 and any integral multiple thereof (Sections 301 and 302) and Subordinated Debt Securities issued in connection with the Trust Preferred Securities will be issued in denominations of $25 or integral multiples thereof. No service charge will be made for any transfer or exchange of any Debt Securities, but the Issuer thereof may, except in certain specified cases not involving any transfer, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

COMPANY GUARANTEES

     The Company will irrevocably and unconditionally guarantee to each Holder of Subsidiary Debt Securities the due and punctual payment of the principal of, and any premium and interest on, such Subsidiary Debt Securities, when and as the same shall become due and payable, whether at maturity, upon acceleration or otherwise. The Company has (a) agreed that its obligations under the Company Guarantees upon the occurrence and continuance of an Event of Default will be as if it were principal obligor and not merely surety, and will be enforceable irrespective of any invalidity, irregularity or unenforceability of any series of the Debt Securities or the Indenture and (b) waived its right to require the Trustee or the Holders of Subsidiary Debt Securities to pursue or exhaust their legal or equitable remedies against the applicable Subsidiary Issuer prior to exercising their rights under the Company Guarantees.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee of such Depositary to a successor Depositary or any nominee of such successor.

     The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. Each Issuer anticipates that the following provisions will generally apply to depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit, on its book entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary. Such accounts shall be designated by the dealers, underwriters or agents with respect to such Debt Securities or by the applicable Issuer if such Debt Securities are offered and sold directly by an Issuer. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the applicable Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the applicable Indenture governing such Debt Securities.

     Payments of principal of, any premium on, and any interest on, individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. Neither the applicable Issuer, the Guarantor, the applicable Debt Trustee for such Debt Securities, any Paying Agent, nor the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Each Issuer expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security representing any of such Debt Securities, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depositary or its nominee. Each Issuer also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name". Such payments will be the responsibility of such participants.

     If the Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the applicable Issuer within 90 days, such Issuer will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. In addition, an Issuer may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security or Securities representing such series of Debt Securities. Further, if such Issuer so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to such Issuer, the applicable Debt Trustee and the Depositary for such Global Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Individual Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by the Issuer thereof, of $1,000 and integral multiples thereof, in the case of Senior Debt Securities, and $25 and integral multiples thereof, in the case of Subordinated Debt Securities.

CERTAIN DEFINITIONS

     Certain terms defined in Section 101 of the Indentures are summarized below.

     "Debt" means indebtedness for money borrowed.

     "Domestic Subsidiary" means a Subsidiary incorporated or conducting its principal operations within the United States or any State thereof or off the coast of the United States within an area over which the United States or any State thereof has jurisdiction.

     "Funded Debt" of any person means all indebtedness for borrowed money created, incurred, assumed or guaranteed in any manner by such person, and all indebtedness, contingent or otherwise, incurred or assumed by such person in connection with the acquisition of any business, property or asset, which in each case matures more than one year after, or which by its terms is renewable or extendible or payable out of the proceeds of similar indebtedness incurred pursuant to the terms of any revolving credit agreement or any similar agreement at the option of such person for a period ending more than one year after the date as of which Funded Debt is being determined; provided, however, that Funded Debt shall not include (i) any indebtedness for the payment, redemption or satisfaction of which money (or evidences of indebtedness, if permitted under the instrument creating or evidencing such indebtedness) in the necessary amount shall have been irrevocably deposited in trust with a trustee or proper depository either on or before the maturity or redemption date thereof or
(ii) any indebtedness of such person to any of its Subsidiaries or of any Subsidiary to such person or any other Subsidiary or (iii) any indebtedness incurred in connection with the financing of operating, construction or acquisition projects, provided that the recourse for such indebtedness is limited to the assets of such projects.

     "Mortgage" means any mortgage, pledge, lien, encumbrance, charge or security interest of any kind.

     "Principal Property" means (i) any property owned or leased by the Company or any Subsidiary, or any interest of the Company or any Subsidiary in property, located within the United States of America or any State thereof (including property located off the coast of the United States of America held pursuant to lease from any Federal, State or other governmental body) which is considered by the Company to be capable of producing oil or gas or minerals in commercial quantities and (ii) any refinery, smelter or processing or manufacturing plant owned or leased by the Company or any Subsidiary and located within the United States of America or any State thereof, except (a) facilities related thereto employed in transportation, distribution or marketing or (b) any refinery, smelter or processing or manufacturing plant, or portion thereof, which the Board of Directors declares is not material to the business of the Company and its subsidiaries taken as a whole.

     "Restricted Subsidiary" means any Subsidiary which owns or leases (as lessor or lessee) a Principal Property, but does not include any Subsidiary the principal business of which is leasing machinery, equipment, vehicles or other properties none of which is a Principal Property, or financing accounts receivable, or engaging in ownership and development of any real property which is not a Principal Property.

     "Subsidiary", when used with respect to the Company, means any corporation of which a majority of the outstanding voting stock is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or both.

COVENANTS

     The Senior Indenture contains the covenants summarized below, which will be applicable (unless waived or amended) so long as any of the Senior Debt Securities are outstanding, unless stated otherwise in the Prospectus Supplement.

     Limitation on Liens and Sale Leaseback Transactions. (a) The Company will not, nor will it permit any Subsidiary to, create, assume, incur or suffer to exist any Mortgage upon any stock or indebtedness of any Domestic Subsidiary, whether owned on the date of the Senior Indenture or thereafter acquired, to secure any Debt of the Company or any other person (other than the Senior Debt Securities), without in any such case making effective provision whereby all the outstanding Senior Debt Securities shall be directly secured equally and ratably with such Debt. There will be excluded from this restriction any Mortgage upon stock or indebtedness of a corporation existing at the time such corporation becomes a Domestic Subsidiary or at the time stock or indebtedness of a Domestic Subsidiary is acquired and any extension, renewal or replacement of any such Mortgage.

     (b) The Company will not, nor will it permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Mortgage upon any Principal Property, whether owned or leased on the date of the Senior Indenture, or thereafter acquired, to secure any Debt of the Company or any other person (other than the Senior Debt Securities), without in any such case making effective provision whereby all the outstanding Senior Debt Securities shall be directly secured equally and ratably with such Debt. (Section 1006)

     There will be excluded from the restriction referred to in the next preceding paragraph the following Mortgages (the Mortgages set forth in the following clauses (i) through (vi) the "Permitted Mortgages") (i) any Mortgage upon property owned or leased by a corporation existing at the time such corporation becomes a Restricted Subsidiary, (ii) any Mortgage upon property existing at the time of the acquisition thereof or to secure payment of any part of the purchase price thereof or any Debt incurred to finance the purchase thereof, (iii) any Mortgage upon property to secure any part of the cost of exploration, drilling, development, construction, alteration, repair or improvement of such property, or Debt incurred to finance such cost, (iv) any Mortgage securing Debt of a Restricted Subsidiary owing to the Company or to another Restricted Subsidiary, (v) any Mortgage existing on the date of the Senior Indenture, and (vi) any extension, renewal or replacement, in whole or in part, of any Mortgage referred to in the foregoing clauses (i) through (v); provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement; and provided, further, that such Mortgage shall be limited to all or such part of the property which secured the Mortgage so extended, renewed or replaced.

     Notwithstanding the foregoing, the Company may, and may permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Mortgage upon any Principal Property without equally and ratably securing the Senior Debt Securities if the aggregate amount of all Debt then outstanding secured by such Mortgage and all similar Mortgages does not exceed 10% of the total consolidated stockholders' equity (including preferred stock) of the Company as shown on the audited consolidated balance sheet contained in the latest annual report to stockholders of the Company; provided that Debt secured by Permitted Mortgages shall not be included in the amount of such secured Debt.

     For the purpose of the restriction referred to in the third preceding paragraph, no Mortgage to secure any Debt will be deemed created by (i) the sale or other transfer of (A) any oil or gas or minerals in place for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money (however determined) or a specified amount of such oil or gas or minerals, or (B) any other interest commonly referred to as a "production payment", and (ii) any Mortgage in favor of the United States (or any State thereof), or any other country, or any political subdivision of any of the foregoing, to secure partial, progress, advance or other payments pursuant to any contract or statute, or any Mortgage upon property intended to be used primarily for the purpose of or in connection with air or water pollution control. (Section 1006)

     (c) The Company will not, nor will it permit any Restricted Subsidiary to, enter into any arrangement with any person providing for the leasing by the Company or a Restricted Subsidiary as lessee of any Principal Property (except for temporary leases for a term, including renewals, of not more than five years), which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such person (herein referred to as a "Sale-Leaseback Transaction"), unless (i) such Sale-Leaseback Transaction occurs within 120 days from the date of acquisition of such Principal Property or the date of the completion of construction or commencement of full operations on such Principal Property, whichever is later, or (ii) the Company, within 120 days after such Sale-Leaseback Transaction, applies or causes to be applied to the retirement of Funded Debt of the Company or any Subsidiary (other than Funded Debt of the Company which by its terms or the terms of the instrument pursuant to which it was issued is subordinate in right of payment to the Senior Debt Securities) an amount not less than the net proceeds of the sale of such Principal Property. (Section 1006)

     Notwithstanding the foregoing provisions of this paragraph (c), the Company may, and may permit any Restricted Subsidiary to, effect any Sale-Leaseback Transaction involving any Principal Property, provided that the net sale proceeds from such Sale-Leaseback Transaction, together with all Debt secured by Mortgages other than Permitted Mortgages, does not exceed 10% of the total consolidated stockholders' equity of the Company as shown on the audited consolidated balance sheet contained in the latest annual report to stockholders of the Company.

     Limitation on Transfers of Principal Properties to Unrestricted Subsidiaries. The Company will not, nor will it permit any Restricted Subsidiary to, sell, transfer or otherwise dispose of any Principal Property to any Subsidiary which is not a Restricted Subsidiary other than for cash or other consideration which, in the opinion of the Company's Board of Directors, constitutes fair value for such Principal Property. (Section 1007)

CONSOLIDATION, MERGER, SALE OR CONVEYANCE OF THE COMPANY

     Each Indenture provides that the Company may not consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any person, unless (i) the successor corporation shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia, and shall expressly assume by a supplemental indenture the due and punctual payment of the principal of, any premium on, and any interest on, all the outstanding Debt Securities and the performance of every covenant in the applicable Indenture on the part of the Company to be performed or observed; (ii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (iii) the Company shall have delivered to the applicable Debt Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance or transfer and such supplemental indenture comply with the foregoing provisions relating to such transaction. (Section 801) In case of any such consolidation, merger, conveyance or transfer, such successor corporation will succeed to and be substituted for the Company as obligor on the Debt Securities, with the same effect as if it had been named in the applicable Indenture as the Company. (Section 803) Other than the restrictions on Mortgages described above, the Indentures and the Debt Securities do not contain any covenants or other provisions designed to protect holders of Debt Securities in the event of a highly leveraged transaction involving the Company or any Subsidiary.

CONSOLIDATION, MERGER, SALE OR CONVEYANCE OF THE SUBSIDIARY ISSUERS

     Each Indenture provides that so long as any Subsidiary Debt Securities of any Subsidiary Issuer are outstanding, such Subsidiary Issuer may not consolidate or amalgamate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any person, unless (i) the successor corporation shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia or of Canada or any province or territory thereof, and shall expressly assume by a supplemental indenture the due and punctual payment of the principal of, any premium on, and any interest on, all the outstanding Subsidiary Debt Securities and the performance of every covenant in the applicable Indenture on the part of such Subsidiary Issuer to be performed or observed; (ii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and
(iii) such Subsidiary Issuer shall have delivered to the applicable Debt Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger, conveyance or transfer and such supplemental indenture comply with the foregoing provisions relating to such transaction. (Section 802) In case of any such consolidation, amalgamation, merger, conveyance or transfer, such successor corporation will succeed to and be substituted for such Subsidiary Issuer as obligor on the Subsidiary Debt Securities, with the same effect as if it had been named in the applicable Indenture as such Subsidiary Issuer. (Section 803)

EVENTS OF DEFAULT; WAIVER AND NOTICE THEREOF; DEBT SECURITIES IN FOREIGN CURRENCIES

     As to any series of Debt Securities, an Event of Default is defined in each Indenture as (a) default for 30 days in payment of any interest on the Debt Securities of such series; (b) default in payment of principal of or any premium on the Debt Securities of such series at maturity; (c) default in payment of any sinking or purchase fund or analogous obligation, if any, on the Debt Securities of such series; (d) default by the Company in the performance of any other covenant or warranty contained in the applicable Indenture for the benefit of such series which shall not have been remedied for a period of 90 days after notice is given as specified in the applicable Indenture; and (e) certain events of bankruptcy, insolvency and reorganization of the Company. (Section 501)

     A default under other indebtedness of the Company will not be a default under the Indentures and a default under one series of Debt Securities will not necessarily be a default under another series.

     Each Indenture provides that (i) if an Event of Default described in clause
(a), (b), (c) or (d) above (if the Event of Default under clause (d) is with respect to less than all series of Debt Securities then outstanding) shall have occurred and be continuing with respect to any series, either the applicable Debt Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding (each such series acting as a separate class) may declare the principal (or, in the case of Original Issue Discount Securities, the portion thereof specified in the terms thereof) of all outstanding Debt Securities of such series and the interest accrued thereon, if any, to be due and payable immediately and (ii) if an Event of Default described in clause (d) or (e) above (if the Event of Default under clause (d) is with respect to all series of Debt Securities then outstanding) shall have occurred and be continuing, either the applicable Debt Trustee or the holders of at least 25% in aggregate principal amount of all Debt Securities then outstanding (treated as one class) may declare the principal (or, in the case of Original Issue Discount Securities, the portion thereof specified in the terms thereof) of all Debt Securities then outstanding and the interest accrued thereon, if any, to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults (except for defaults in the payment of principal of, any premium on, or any interest on, such Debt Securities and in compliance with certain covenants) may be waived by the holders of a majority in aggregate principal amount of the Debt Securities of such series then outstanding. (Sections 502 and 513)

     Under each Indenture the applicable Debt Trustee must give to the holders of each series of Debt Securities notice of all uncured defaults known to it with respect to such series within 90 days after such a default occurs (the term "default" to include the events specified above without notice or grace periods); provided that, except in the case of default in the payment of principal of, any premium on, or any interest on, any of the Debt Securities, or default in the payment of any sinking or purchase fund installment or analogous obligations, the applicable Debt Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the Debt Securities of such series.
(Section 602)

     No holder of any Debt Securities of any series may institute any action under either Indenture unless (a) such holder shall have given the Debt Trustee thereunder written notice of a continuing Event of Default with respect to such series, (b) the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding shall have requested the Debt Trustee thereunder to institute proceedings in respect of such Event of Default, (c) such holder or holders shall have offered the Debt Trustee thereunder such reasonable indemnity as such Debt Trustee may require, (d) the Debt Trustee thereunder shall have failed to institute an action for 60 days thereafter and (e) no inconsistent direction shall have been given to the Debt

Trustee thereunder during such 60-day period by the holders of a majority in aggregate principal amount of Debt Securities of such series. (Section 507)

     The holders of a majority in aggregate principal amount of the Debt Securities of any series affected and then outstanding will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Debt Trustee or exercising any trust or power conferred on such Debt Trustee with respect to such series of Debt Securities. (Section 512) Each Indenture provides that, in case an Event of Default shall occur and be continuing, the Debt Trustee thereunder, in exercising its rights and powers under such Indenture, will be required to use the degree of care of a prudent man in the conduct of his own affairs. (Section 601) Each Indenture further provides that the Debt Trustee thereunder shall not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under such Indenture unless it has reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is reasonably assured to it. (Section 601)

     The Company must furnish to the Debt Trustees within 120 days after the end of each fiscal year a statement signed by one of certain officers of the Company to the effect that a review of the activities of the Company during such year and of its performance under the applicable Indenture and the terms of the Debt Securities has been made, and, to the best of the knowledge of the signatories based on such review, the Company has complied with all conditions and covenants of such Indenture or, if the Company is in default, specifying such default. (Section 1004)

     If any Debt Securities are denominated in a coin or currency other than that of the United States, then for the purposes of determining whether the holders of the requisite principal amount of Debt Securities have taken any action as herein described, the principal amount of such Debt Securities shall be deemed to be that amount of United States dollars that could be obtained for such principal amount on the basis of the spot rate of exchange into United States dollars for the currency in which such Debt Securities are denominated (as evidenced to the applicable Debt Trustee by an Officers' Certificate) as of the date the taking of such action by the holders of such requisite principal amount is evidenced to the applicable Debt Trustee as provided in the respective Indenture. (Section 104)

     If any Debt Securities are Original Issue Discount Securities, then for the purposes of determining whether the holders of the requisite principal amount of Debt Securities have taken any action herein described, the principal amount of such Debt Securities shall be deemed to be the portion of such principal amount that would be due and payable at the time of the taking of such action upon a declaration of acceleration of maturity thereof. (Section 101)

MODIFICATION OF THE INDENTURES

     With certain exceptions, the applicable Indenture or the rights of the holders of the Debt Securities may be modified by the Issuer thereof, the Company and the applicable Debt Trustee with the consent of the holders of a majority in aggregate principal amount of the Debt Securities of each series affected by such modification then outstanding, but no such modification may be made without the consent of the holder of each outstanding Debt Security affected thereby which would (i) change the maturity of any payment of principal of, or any premium on, or any installment of interest on any Debt Security, or reduce the principal amount thereof or the interest or any premium thereon, or change the method of computing the amount of principal thereof or interest thereon on any date or change any place of payment where, or the coin or currency in which, any Debt Security or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof (or, in the case of redemption or repayment, on or after the redemption date or the repayment date, as the case may be), or (ii) reduce the percentage in principal amount of the outstanding Debt Securities of any series, the consent of whose holders is required for any such modification, or the consent of whose holders is required for any waiver of compliance with certain provisions of the applicable Indenture or certain defaults thereunder and their consequences provided for in such Indenture, or
(iii) modify any of the provisions of certain Sections of the applicable Indenture, including the provisions summarized in this paragraph, except to increase any such percentage or to provide that certain other provisions of such Indenture cannot be modified or waived without the consent of the holder of each outstanding Debt Security affected thereby. (Section 902)

DEFEASANCE OF THE INDENTURE AND DEBT SECURITIES

     If the terms of any series of Debt Securities so provide, the Issuer thereof and the Guarantor, if any, will be deemed to have paid and discharged the entire indebtedness on all the outstanding Debt Securities of such series by
(a) depositing with the applicable Debt Trustee (i) as trust funds in trust an amount sufficient to pay and discharge the entire indebtedness on all Debt Securities of such series for principal, premium and interest or (ii) as obligations in trust such amount of direct obligations of, or obligations the principal of and interest on which are fully guaranteed by, the government which issued the currency in which the Debt Securities are denominated as will, together with the income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay and discharge the entire indebtedness on all such Debt Securities for principal, premium and interest and
(b) satisfying certain other conditions precedent specified in the applicable Indenture. (Section 403) In the event of any such defeasance, holders of such Debt Securities would be able to look only to such trust fund for payment of principal of, any premium on, and any interest on their Debt Securities.

     In the event of such defeasance, such Issuer and Guarantor, if any, are required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that (i) the deposit and related defeasance would not cause the holders of such Debt Securities to recognize income, gain or loss for Federal income tax purposes, accompanied by a ruling to such effect received from or published by the United States Internal Revenue Service and (ii) the creation of the defeasance trust will not violate the Investment Company Act of 1940, as amended. In addition, such Issuer and Guarantor, if any, are required to deliver to the Trustee an officers' certificate stating that such deposit was not made by such Issuer or Guarantor, if any, with the intent of preferring the holders of such series over other creditors of such Issuer or Guarantor, as applicable, or with the intent of defeating, hindering, delaying or defrauding creditors of such Issuer or Guarantor, as applicable, or others.

CONCERNING THE SENIOR TRUSTEE

     BONY and its affiliates provide customary commercial banking services to the Company and certain of its subsidiaries and participate in various financing agreements of the Company in the ordinary course of their business.

                         DESCRIPTION OF PREFERRED STOCK

     The following is a description of certain general terms and provisions of the Preferred Stock. The particular terms of any series of Preferred Stock will be described in the applicable Prospectus Supplement. If so indicated in a Prospectus Supplement, the terms of any such series may differ from the terms set forth below.

     The summary of terms of the Company's Preferred Stock contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Amended and Restated Articles of Incorporation, and the certificate of amendment relating to each series of the Preferred Stock (the "Certificate of Amendment") which will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series of the Preferred Stock.

     The Company's Amended and Restated Articles of Incorporation authorize the Board of Directors of the Company to issue 100 million shares of Preferred Stock, no par value per share, in one or more series and to fix the preferences, limitations and relative rights of the shares of each such series, including dividend rates, conversion rights, voting rights, terms of redemption and liquidation preferences, and the number of shares constituting each such series, without any further vote or action by the shareholders. No shares of Preferred Stock are currently outstanding, and no shares are reserved for issuance.

     Preferred Stock of a particular series shall have the dividend, liquidation, redemption, conversion and voting rights set forth in the Prospectus Supplement relating to such series. Reference is made to the Prospectus Supplement relating to a particular series of Preferred Stock for specific terms, including: (i) the distinctive serial designation and the number of shares constituting such series; (ii) the dividend rate or rates, the payment date or dates for dividends and the participating or other special rights, if any, with respect to dividends; (iii) any redemption, sinking fund or other analogous provisions applicable to such Preferred Stock; (iv) the amount or amounts payable upon the shares of Preferred Stock in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company prior to any payment or distribution of the assets of the Company to the holders of any class or classes of stock which are junior in rank to the Preferred Stock; (v) any terms for the conversion into or exchange for shares of Common Stock, shares of Preferred Stock or Debt Securities and (vi) any other specific terms of the Preferred Stock not inconsistent with the Company's Amended and Restated Articles of Incorporation and any applicable Certificate of Amendment. The term "class or classes of stock which are junior in rank to the Preferred Stock" means the Common Stock and any other class or classes of stock of the Company hereafter authorized which shall rank junior to the Preferred Stock as to dividends or upon liquidation.

                          DESCRIPTION OF COMMON STOCK

     The following summary does not purport to be complete and is subject in all respects to the applicable provisions of the Revised Business Corporation Law of the State of Utah and the Company's Amended and Restated Articles of Incorporation.

     The Company is presently authorized to issue 400 million shares of Common Stock, no par value per share. At June 30, 1997, an aggregate of 254,274,102 shares of Common Stock were outstanding. In addition, 16,000,000 shares of Common Stock have been reserved for issuance upon exercise of options and for the issuance of retention shares granted under the Company's 1995 Stock Option Plan, and 1,000,000 shares of Common Stock have been reserved for issuance upon exercise of options granted under the Company's 1995 Directors Stock Option Plan.

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor. In the event of a dissolution of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after the discharge or the provision for the discharge of liabilities and the payment of any liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities, and there are no redemption provisions with respect to such shares. All of the outstanding shares of Common Stock are, and the shares offered hereby will be, fully paid and nonassessable.

     Harris Trust & Savings Bank is the transfer agent and registrar for the Common Stock. The Common Stock is listed on the New York Stock Exchange.

                            DESCRIPTION OF WARRANTS

     The Company may issue Warrants for the purchase of Senior Debt Securities or shares of Preferred Stock or Common Stock. Warrants may be issued independently or together with any Senior Debt Securities or shares of Preferred Stock or Common Stock offered by any Prospectus Supplement and may be attached to or separate from such Senior Debt Securities or shares of Preferred Stock or Common Stock. The Warrants are to be issued under Warrant Agreements to be entered into between the Company and BONY, as Warrant Agent, or such other bank or trust company as is named in the Prospectus Supplement relating to the particular issue of Warrants (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Warrants or beneficial owners of Warrants. The following summaries of certain provisions of the form of Warrant Agreement and Warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the applicable Warrant Agreement and the Warrants.

GENERAL

     If Warrants are offered, the Prospectus Supplement will describe the terms of the Warrants, including the following: (i) the offering price; (ii) the currency, currencies or currency units for which Warrants may be purchased;
(iii) the designation, aggregate principal amount, currency, currencies or currency units and terms of the Senior Debt Securities purchasable upon exercise of the Debt Warrants and the price at which such Senior Debt Securities may be purchased upon such exercise; (iv) the designation, number of shares and terms of the

Preferred Stock purchasable upon exercise of the Preferred Stock Warrants and the price at which such shares of Preferred Stock Warrants may be purchased upon such exercise; (v) the designation, number of shares and terms of the Common Stock purchasable upon exercise of the Common Stock Warrants and the price at which such shares of Common Stock may be purchased upon such exercise; (vi) if applicable, the designation and terms of the Senior Debt Securities, Preferred Stock or Common Stock with which the Warrants are issued and the number of Warrants issued with each such Senior Debt Security or share of Preferred Stock or Common Stock; (vii) if applicable, the date on and after which the Warrants and the related Senior Debt Securities, Preferred Stock or Common Stock will be separately transferable; (viii) the date on which the right to exercise the Warrants shall commence and the date (the "Expiration Date") on which such right shall expire; (ix) whether the Warrants will be issued in registered or bearer form; (x) a discussion of certain Federal income tax, accounting and other special considerations, procedures and limitations relating to the Warrants; and
(xi) any other terms of the Warrants.

     Warrants may be exchanged for new Warrants of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Before the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Senior Debt Securities or shares of Preferred Stock or Common Stock purchasable upon such exercise, including the right to receive payments of principal of, any premium on, or any interest on, the Senior Debt Securities purchasable upon such exercise or to enforce the covenants in the Indenture or to receive payments of dividends, if any, on the Preferred Stock or Common Stock purchasable upon such exercise or to exercise any applicable right to vote.

EXERCISE OF WARRANTS

     Each Warrant will entitle the holder to purchase such principal amount of Senior Debt Securities or such number of shares of Preferred Stock or Common Stock at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the Warrant. Warrants may be exercised at such times as are set forth in the Prospectus Supplement relating to such Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Warrants will become void.

     Subject to any restrictions and additional requirements that may be set forth in the Prospectus Supplement relating thereto, Warrants may be exercised by delivery to the Warrant Agent of the certificate evidencing such Warrants properly completed and duly executed and of payment as provided in the Prospectus Supplement of the amount required to purchase the Senior Debt Securities or shares of Preferred Stock or Common Stock purchasable upon such exercise. The exercise price will be the price applicable on the date of payment in full, as set forth in the Prospectus Supplement relating to the Warrants. Upon receipt of such payment and the certificate representing the Warrants to be exercised, properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Senior Debt Securities or shares of Preferred Stock or Common Stock purchasable upon such exercise. If fewer than all of the Warrants represented by such certificate are exercised, a new certificate will be issued for the remaining amount of Warrants.

        DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

     The Company may issue Stock Purchase Contracts, which are contracts obligating holders to purchase from the Company, and the Company to sell to the holders, a specified number of shares of Common Stock or Preferred Stock at a future date or dates. The price per share of Common Stock or Preferred Stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. Any such formula may include anti-dilution provisions to adjust the number of shares issuable pursuant to Stock Purchase Contracts upon certain events. The Stock Purchase Contracts may be issued separately or as a part of Stock Purchase Units each representing ownership of a Stock Purchase Contract and Debt Securities, U.S. Obligations or Trust Preferred Securities securing the holder's obligations to purchase the Common Stock or Preferred Stock under the Stock Purchase Contracts.

     Except as otherwise described in the applicable Prospectus Supplement, in the case of Stock Purchase Units that include U.S. Obligations, unless a holder of Stock Purchase Units settles its obligations under the Stock Purchase Contracts early through the delivery of consideration to the Company or its agent in the manner discussed below, the principal of such U.S. Obligations, when paid at maturity, will automatically be applied to satisfy the holder's obligation to purchase Common Stock or Preferred Stock under the Stock Purchase Contracts.

     Except as otherwise described in the applicable Prospectus Supplement, in the case of Stock Purchase Units that include Debt Securities or Trust Preferred Securities, in the absence of any such early settlement or the election by a holder to pay the consideration specified in the Stock Purchase Contracts, the Debt Securities or Trust Preferred Securities will automatically be presented to the applicable issuer for redemption at 100% of face or liquidation value and, in the case of Trust Preferred Securities the applicable UPRG Trust will present Subordinated Debt Securities in an equal principal amount to the Company for redemption at 100% of principal amount. Amounts received in respect of such redemption will automatically be applied to satisfy in full the holder's obligation to purchase Common Stock or Preferred Stock under the Stock Purchase Contracts. The Stock Purchase Contracts may require the Company to make periodic payments to the holders of the Stock Purchase Units or vice versa, and such payments may be unsecured or refunded on some basis. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

     Except as otherwise described in the applicable Prospectus Supplement, holders of Stock Purchase Units may be entitled to settle the underlying Stock Purchase Contracts prior to the stated settlement date by surrendering the certificate evidencing the Stock Purchase Units, accompanied by the payment due, in such form and calculated pursuant to such formula as may be prescribed in the Stock Purchase Contracts and described in the applicable Prospectus Supplement. Upon early settlement, the holder would receive the number of shares of Common Stock or Preferred Stock deliverable under such Stock Purchase Contracts, subject to adjustment in certain cases. Holders of Stock Purchase Units may be entitled to exchange their Stock Purchase Units together with appropriate collateral, for separate Stock Purchase Contracts and Trust Preferred Securities, Debt Securities or U.S. Obligations. In the event of either such early settlement or exchange, the Trust Preferred Securities, Debt Securities or U.S. Obligations that were pledged as security for the obligation of the holder to perform under the Stock Purchase Contracts would be transferred to the holder free and clear of the Company's security interest therein.

     The applicable Prospectus Supplement will describe the terms of any Stock Purchase Contracts or Stock Purchase Units including differences, if any, from the terms described above.

         DESCRIPTION OF TRUST PREFERRED SECURITIES AND TRUST GUARANTEES

TRUST PREFERRED SECURITIES

     The Declaration pursuant to which each UPRG Trust is organized will be replaced by an Amended and Restated Declaration of Trust (the "Amended Declaration") which will authorize the trustees (the "Trustees") of such trust to issue on behalf of such UPRG Trust one series of Trust Preferred Securities and one series of Trust Common Securities (together, the "Trust Securities"). The Trust Preferred Securities will be issued to the public pursuant to the Registration Statement of which this Prospectus forms a part, and the Trust Common Securities will be issued directly or indirectly to the Company.

     The Trust Preferred Securities will have such terms, including dividends, redemption, voting, conversion, liquidation rights and such other preferred, deferred or other special rights or such restrictions as shall be set forth in the applicable Declaration or made part of such Declaration by the Trust Indenture Act. Reference is made to the applicable Prospectus Supplement relating to the Trust Preferred Securities of such UPRG Trust for specific terms, including (i) the distinctive designation of Trust Preferred Securities,
(ii) the number of Trust Preferred Securities issued by such UPRG Trust, (iii) the annual dividend rate (or method of determining such rate) for Trust Preferred Securities issued by such UPRG Trust and the date or dates upon which such dividends shall be payable, (iv) whether dividends on Trust Preferred Securities issued by such UPRG Trust shall be cumulative, and, in the case of Trust Preferred Securities having such cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on Trust Preferred Securities issued by such UPRG Trust shall be cumulative, (v) the amount or amounts which shall be paid out of the assets of such UPRG Trust to the holder of Trust Preferred Securities of such UPRG Trust upon voluntary or involuntary dissolution, winding-up or termination of such UPRG Trust, (vi) the terms and conditions, if any, under which Trust Preferred Securities of such UPRG Trust may be converted into shares of Capital Stock of the Company, including the conversion price per share and the circumstances, if any, under which any such conversion right shall expire, (vii) the terms and conditions, if any, upon which the related series of the applicable Subordinated Debt Securities may be distributed to holders of Trust Preferred Securities of such UPRG Trust, (ix) the obligation, if any, of such UPRG Trust to purchase or redeem Trust Preferred Securities issued by such UPRG Trust and the price or prices at which, the period or periods within which and the terms and conditions upon which Trust Preferred Securities issued by such UPRG Trust shall be purchased or redeemed, in whole or in part, pursuant to such obligation,
(x) the voting rights, if any, of Trust Preferred Securities issued by such UPRG Trust in addition to those required by law, including the number of votes per Trust Preferred Security and any requirement for the approval by the holders of Trust Preferred Securities, or of Trust Preferred Securities issued by such UPRG Trust, as a condition to specified action or amendments to the Declaration of such UPRG Trust, and (xi) any other relevant rights, preferences, privileges, limitations or restrictions of Trust Preferred Securities issued by such UPRG Trust consistent with the Declaration of such UPRG Trust or with applicable law. Pursuant to each Declaration, the Property Trustee will own the Subordinated Debt Securities purchased by the applicable UPRG Trust for the benefit of the holders of the Trust Preferred Securities. The payment of dividends out of money held by the UPRG Trusts, and payments upon redemption of Trust Preferred Securities or liquidation of any UPRG Trust, will be guaranteed by the Company to the extent described under "--Trust Guarantees."

     Certain federal income tax considerations applicable to an investment in Trust Preferred Securities will be described in the Prospectus Supplement relating thereto.

     In connection with the issuance of Trust Preferred Securities, each UPRG Trust will also issue one series of Trust Common Securities. Each Amended Declaration will authorize the Regular Trustee of a UPRG Trust to issue on behalf of such UPRG Trust one series of Trust Common Securities having such terms, including dividends, conversion, redemption, voting, liquidation rights or such restrictions as shall be set forth therein. Except as otherwise provided in the Prospectus Supplement relating to the Trust Preferred Securities, the terms of the Trust Common Securities issued by such UPRG Trust will be substantially identical to the terms of the Trust Preferred Securities issued by such UPRG Trust, and the Trust Common Securities will rank pari passu, and payments will be made thereon pro rata with the Trust Preferred Securities except that, upon an event of default under the applicable Declaration, the rights of the holders of the Trust Common Securities to payment in respect of dividends and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Trust Preferred Securities. Except in certain limited circumstances, the Trust Common Securities will also carry the right to vote and appoint, remove or replace any of the Trustees of the related UPRG Trust which issued such Trust Common Securities. All of the Trust Common Securities of each UPRG Trust will be directly or indirectly owned by the Company.

     The Property Trustee and its affiliates provide customary commercial banking services to the Company and certain of its subsidiaries and participate in various financing agreements of the Company in the ordinary course of their business. The Property Trustee acts as the administrative agent under (i) the Revolving Credit Agreement dated as of October 5, 1995, (ii) the Competitive Advance/Revolving Credit Agreement dated as of April 16, 1996, as amended
August 9, 1996, September 13, 1996 and March 2, 1998 and (iii) the 364 Day Competitive Advance/Revolving Credit Agreement dated as of November 25, 1997, as amended March 2, 1998, each among the Company and the Property Trustee. The Chase Manhattan Bank, an affiliate of the Property Trustee ("Chase") acts as the administrative agent under the 364 Day Competitive Advance/Revolving Credit Agreement dated as of March 2, 1998 among the Company and Chase.

TRUST GUARANTEES

     Set forth below is a summary of information concerning the Trust Guarantees which will be executed and delivered by the Company, from time to time, for the benefit of the holders of Trust Preferred Securities. The accompanying Prospectus Supplement will describe any significant differences between the actual terms of the Trust Guarantees and the summary below. The following summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Trust Guarantee, which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part.

     General. The Company will irrevocably and unconditionally agree, to the extent set forth in the Trust Guarantees, to pay in full, to the holders of Trust Preferred Securities of each series, the Trust Guarantee Payments (as defined below) (except to the extent paid by such UPRG Trust), as and when due, regardless of any defense, right of set-off or counterclaim which such UPRG Trust may have or assert. The following payments with respect to any series of Trust Preferred Securities to the extent not paid by the applicable UPRG Trust (the "Trust Guarantee Payments") will be subject to the Trust Guarantees (without duplication): (i) any accrued and unpaid dividends which are required to be paid on the Trust Preferred Securities of such series, to the extent such UPRG Trust shall have funds legally available therefor, (ii) the redemption price, including all accrued and unpaid dividends (the "Redemption Price"), payable out of funds legally available therefor, with respect to any Trust Preferred Securities called for redemption by such UPRG Trust and (iii) upon a liquidation of such UPRG Trust (other than in connection with the distribution of Subordinated Debt Securities to the holders of Trust Preferred Securities or the redemption of all of the Trust Preferred Securities issued by such UPRG Trust), the lesser of (a) the aggregate of the liquidation preference and all accrued and unpaid dividends on the Trust Preferred Securities of such series to the date of payment and (b) the amount of assets of such UPRG Trust remaining available for distribution to holders of Trust Preferred Securities of such series in liquidation of such UPRG Trust. The Company's obligation to make a Trust Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of Trust Preferred Securities or by causing the applicable UPRG Trust to pay such amounts to such holders.

     Covenants of the Company. In each Trust Guarantee, the Company will covenant that, so long as any Trust Preferred Securities issued by the applicable UPRG Trust remain outstanding, if there shall have occurred any event that would constitute an event of default under such Trust Guarantee or the Declaration of such UPRG Trust, then (a) the Company shall not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase or make a liquidation payment with respect to, any of its Common Stock (other than (i) purchases or acquisitions of shares of Common Stock in connection with the satisfaction by the Company of its obligations under any employee benefit plan,
(ii) as a result of a reclassification of the Company's Common Stock or the exchange or conversion of one class or series of the Company's Common Stock for another class or series of the Company's Common Stock, (iii) the purchase of fractional interests in shares of the Company's Common Stock pursuant to the conversion or exchange provisions of such Common Stock of the Company or the security being converted or exchanged or (iv) purchases or acquisitions of shares of Common Stock to be used in connection with acquisitions of Common Stock by shareholders pursuant to the Company's dividend reinvestment plan) or make any guarantee payments with respect to the foregoing and (b) the Company shall not make any payment of principal or premium, if any, on or repurchase any debt securities (including guarantees) other than at stated maturity issued by the Company which rank pari passu with or junior to such Subordinated Debt Securities.

     Amendment and Assignment. Except with respect to any changes which do not adversely affect the rights of holders of Trust Preferred Securities of any series (in which case no vote will be required), each Trust Guarantee with respect to any series of Trust Preferred Securities may be changed only with the prior approval of the holders of not less than a majority in liquidation preference of the outstanding Trust Preferred Securities of such series. The manner of obtaining any such approval of holders of the Trust Preferred Securities of each series will be as set forth in an accompanying Prospectus Supplement. All guarantees and agreements contained in each Trust Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Company and shall inure to the benefit of the holders of the applicable series of Trust Preferred Securities then outstanding.

     Termination of the Trust Guarantees. Each Trust Guarantee will terminate as to the Trust Preferred Securities issued by the applicable UPRG Trust (a) upon full payment of the redemption price of all Trust Preferred Securities of such UPRG Trust, (b) upon distribution of the Subordinated Debt Securities held by such UPRG Trust to the holders of the Trust Preferred Securities of such UPRG Trust or (c) upon full payment of the amounts payable in accordance with the Declaration of such UPRG Trust upon liquidation of such UPRG Trust. Each Trust Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Trust Preferred Securities issued by the applicable UPRG Trust must restore payment of any sums paid under such Trust Preferred Securities or such Trust Guarantee. The subordination provisions of the Subordinated

Debt Securities and the Trust Guarantees, respectively, will provide that in the event payment is made on the Subordinated Debt Securities or the Trust Guarantees in contravention of such provisions, such payments will be paid over to the holders of Senior Indebtedness.

     Ranking of the Trust Guarantees. Each Trust Guarantee will constitute an unsecured obligation of the Company and will rank (i) subordinate and junior in right of payment to all other liabilities of the Company, (ii) pari passu with the most senior preferred or preference stock, if any, hereafter issued by the Company and with any guarantee hereafter entered into by the Company in respect of any preferred or preference stock or interests of any affiliate of the Company and (iii) senior to the Company's Common Stock. Each Declaration will provide that each holder of Trust Preferred Securities by acceptance thereof agrees to the subordination provisions and other terms of the applicable Trust Guarantee.

     Each Trust Guarantee will constitute a guarantee of payment and not of collection. The Trust Guarantees will be deposited with the Property Trustee to be held for the benefit of any series of Trust Preferred Securities. The Property Trustee will have the right to enforce the Trust Guarantees on behalf of the holders of any series of Trust Preferred Securities. The holders of not less than 10% in aggregate liquidation preference of a series of Trust Preferred Securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available in respect of the Trust Guarantee applicable to such series of Trust Preferred Securities, including the giving of directions to the Property Trustee. If the Property Trustee fails to enforce a Trust Guarantee as above provided, any holder of Trust Preferred Securities of a series to which such Trust Guarantee pertains may institute a legal proceeding directly against the Company to enforce its rights under such Trust Guarantee, without first instituting a legal proceeding against the applicable UPRG Trust, or any other person or entity. Each Trust Guarantee will not be discharged except by payment of the Trust Guarantee Payments in full to the extent not paid by the applicable UPRG Trust, and by complete performance of all obligations under such Trust Guarantee.

     Governing Law. Each Trust Guarantee will be governed by and construed in accordance with the laws of the State of New York.

                              PLAN OF DISTRIBUTION

     The Company, the Subsidiary Issuers or the UPRG Trusts may sell the Offered Securities offered hereby (i) through underwriters or dealers, (ii) through agents, (iii) directly to purchasers, or (iv) through a combination of any such methods of sale. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act. The Prospectus Supplement relating to the Offered Securities will set forth their offering terms, including the name or names of any underwriters, dealers or agents, the purchase price of the Offered Securities and the proceeds to the Company, the Subsidiary Issuers or the UPRG Trusts from such sale, any underwriting discounts, commissions and other items constituting compensation to underwriters, dealers or agents, any initial public offering price, any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers, and any securities exchanges on which the Offered Securities may be listed.

     If underwriters or dealers are used in the sale, the Offered Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, or at prices related to such prevailing market prices, or at negotiated prices. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the Prospectus Supplement, the obligations of underwriters or dealers to purchase the Offered Securities will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the Offered Securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

     Offered Securities may be sold directly by the Company, the Subsidiary Issuers or the UPRG Trusts or through agents designated by the Company, the Subsidiary Issuers or the UPRG Trusts from time to time. The Offered Securities may be sold from time to time at market prices in ordinary broker's transactions by agents of the Company, the Subsidiary Issuers or the UPRG Trusts. Any agent involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company, the Subsidiary Issuers or the UPRG Trusts to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If so indicated in the Prospectus Supplement, the Company, the Subsidiary Issuers or the UPRG Trusts will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase Offered Securities from the Company, the Subsidiary Issuers or the UPRG Trusts at the public offering price set forth in the Prospectus pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

     Underwriters, dealers and agents may be entitled under agreements entered into with the Company, the Subsidiary Issuers or the UPRG Trusts to indemnification by the Company, the Subsidiary Issuers or the UPRG Trusts against certain civil liabilities, including liabilities under the Securities Act, or to contribution by the Company, the Subsidiary Issuers or the UPRG Trusts to payments they may be required to make in respect thereof. The terms and conditions of such indemnification will be described in an applicable Prospectus Supplement. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company, the Subsidiary Issuers or the UPRG Trusts in the ordinary course of business.

     Each series of Offered Securities may be a new issue of securities with no established trading market. Any underwriters to whom Offered Securities are sold by the Company, the Subsidiary Issuers or the UPRG Trusts for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Offered Securities.

                                 LEGAL OPINIONS

     The validity of the Company Securities and Subsidiary Debt Securities will be passed upon for the Company and the Subsidiary Issuers by Mark L. Jones, Managing Senior Counsel of the Company. The due authorization, execution and delivery of the Subsidiary Debt Securities to be offered by UPRI will be passed upon for UPRI by Bennett Jones Verchere, special Canadian counsel for UPRI. The due authorization, execution and delivery of the Subsidiary Debt Securities to be offered by UPR Capital Company will be passed upon for UPR Capital Company by McInnes Cooper & Robertson, special Canadian counsel for UPR Capital Company. The validity of the Trust Preferred Securities will be passed upon for the Company and the UPRG Trusts by Richards, Layton & Finger, Wilmington, Delaware, special Delaware counsel to the Company and the UPRG Trusts. The validity of the Offered Securities will be passed upon for the underwriters, dealers or agents, if any, by Cravath, Swaine & Moore, New York, New York. Cravath, Swaine & Moore has from time to time acted as counsel for the Company and may do so in the future.

                                    EXPERTS

     The financial statements incorporated in this Registration Statement by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information for periods ended June 30, 1998 and 1997, which is incorporated herein by reference, Arthur Andersen LLP, with respect to the June 30, 1998 period and Deloitte & Touche LLP, with respect to the June 30, 1997 period, have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in Arthur Andersen LLP's report included in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 and incorporated by reference herein, and as stated in Deloitte & Touche LLP's report in the Company's Quarterly Report on Form 10-Q for the quarter ended
June 30, 1997, neither auditor audited and neither auditor expresses an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Neither Arthur Andersen LLP nor Deloitte & Touche LLP are subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

     The consolidated financial statements incorporated by reference in this Registration Statement from Norcen's Annual Report of Form 40-F for the years ended December 31, 1997, and December 31, 1996, have been audited by Deloitte & Touche, independent auditors as stated in their reports, which are incorporated in the Norcen 8-K by reference. Such consolidated financial statements have been incorporated by reference in this Registration Statement in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                    [LOGO]